EXECUTION COPY

UNDERWRITING AGREEMENT

November 3, 2009

Great Basin Gold Ltd.
Suite 1108 – 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

Attention:           Mr. Ferdi Dippenaar, President, Chief Executive Officer and Director

Dear Mr. Dippenaar:

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Raymond James Ltd. and Thomas Weisel Partners Canada Inc. (each an “Underwriter” and collectively the “Underwriters”) hereby severally, in respect of the percentages set forth in Section 8.1 of this Agreement, and not jointly, offer to purchase from Great Basin Gold Ltd. (the “Corporation”), upon and subject to the terms hereof, $110,000,000 principal amount of 8.0% senior unsecured convertible debentures (the “Convertible Debentures”) at a price of $1,000 per Convertible Debenture (the “Offering Price”) pursuant to this Agreement and in connection with a short form prospectus filed in the Qualifying Jurisdictions (as hereinafter defined) (the “Firm Offering”).

The Corporation and the Underwriters agree that any sales or purchases of the Convertible Debentures in the United States or to, or for the account or benefit of, a U.S. Person will be made in accordance with Schedule “G” attached hereto (which schedule is incorporated into and forms part of this Agreement). The Underwriters may, to the extent permitted by Schedule “G” hereto, designate persons to purchase Convertible Debentures directly from the Corporation in the United States as substituted purchasers (the “Substituted Purchasers”) and to the extent that Substituted Purchasers purchase at the Time of Closing, the obligations of the Underwriters to do so will be reduced by the number of Convertible Debentures purchased directly from the Corporation by Substituted Purchasers.

The Offering may also take place in the jurisdictions set out in section 2.8 hereof and such other jurisdictions as may be agreed upon by the Corporation and the Underwriters.

The Corporation has granted to the Underwriters an option (the “Over-Allotment Option”) to acquire additional Convertible Debentures (the “Additional Convertible Debentures”) at a price of $1,000 per Additional Convertible Debenture, up to an additional $16,500,000 aggregate principal amount of Convertible Debentures (that is up to 15% of the amount sold pursuant to the Firm Offering). The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days after the Closing Date (as hereinafter defined). The offering of the Convertible Debentures and any Additional Convertible Debentures by the Corporation described in this Agreement is hereinafter referred to as the “Offering”.

The net proceeds of the Offering will be used by the Corporation as described in the Final Prospectus (as hereinafter defined) under the heading “Use of Proceeds”.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Corporation shall pay, as directed by the Lead Underwriter (as hereinafter defined), for and on behalf of all of the Underwriters, a cash fee (the “Underwriters’ Fee”) in an amount equal to 4% of the gross proceeds received by the Corporation from the issue and sale of the Convertible Debentures and the Additional Convertible Debentures (collectively, the “Offered Securities”).

The Underwriters may offer the Convertible Debentures at a price less than the Offering Price in compliance with the requirements under National Instrument 44-101 – Short Form Prospectus Distributions and the disclosure concerning the same contained in the Preliminary Prospectus and the Final Prospectus (both as hereinafter defined).

The additional terms and conditions of this underwriting agreement (the “Agreement”) are set forth below.

1.                      DEFINITIONS

1.1	In this Agreement, including any schedules forming a part of this Agreement:

	(a)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

(b)

“Acts” means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

	(c)	“Additional Convertible Debentures” has the meaning set forth on page 1 of this Agreement;

	(d)	“Additional Materials” has the meaning set forth in Subsection 11.1(b);

	(e)	“Additional Shares” mean the Adjustment Shares and the Interest Shares;

	(f)	“Adjustment Shares” means the Common Shares issuable pursuant to the adjustment provisions in the Trust Indenture;

	(g)	“AMEX” means the NYSE AMEX LLC, a member of the NYSE Euronext Exchange Group;

(h)

“Applicable Securities Laws” means, in respect of the Offering, collectively the Acts and Regulations having application and the rules, policies, notices and orders issued by the applicable Regulatory Authorities having application;

	(i)	“Beneficiaries” has the meaning set forth in Section 11.3;

	(j)	“Bid Letter” means the agreement dated October 29, 2009 between the Corporation and RBC Dominion Securities Inc. and Royal Bank of Canada Europe Limited;

	(k)	“Bring Down Comfort Letter” has the meaning set forth in Subsection 5.1(l)(iv);

	(l)	“Burnstone Project” means that project in the Witwatersrand Basin in South Africa, including all licences, permits and assets (real, chattel and chattel-real) associated therewith;

	(m)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in, or a day when banks are closed in, Vancouver, British Columbia;

	(n)	“Canadian Debenture Shares Prospectus” has the meaning set forth in Subsection 2.2(f);

(o)	“Canadian Debenture Shares Supplement” has the meaning set forth in Subsection 2.2(f);

(p)	“Claim” has the meaning set forth in Section 11.1;

(q)	“Closing Materials” has the meaning set forth in Subsection 5.1(l)(xi);

(r)	“Closing” and “Closing Date” have the meanings set forth in Section 10.1;

(s)	“Comfort Letter” has the meaning set forth in Subsection 5.1(l)(i);

(t)

“Commissions” means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and “Commission” means the securities regulatory body of a specified Qualifying Jurisdiction;

(u)	“Common Shares” means the class of shares of the Corporation designated as Common Shares without par value;

(v)	“Continuous Disclosure Materials” has the meaning set forth in Subsection 4.1(f);

(w)	“Control Person” has the meaning set forth in Section 11.1;

(x)	“Convertible Debentures” has the meaning set forth on page 1 of this Agreement;

(y)	“Corporate Opinions” has the meaning set forth in Subsection 5.1(l)(viii);

(z)	“Corporation’s Financial Statements” has the meaning set forth in Subsection 4.1(bb);

(aa)	“Corporation” has the meaning set forth on page 1 of this Agreement;

(bb)	“Debenture Shares” means the Common Shares issuable upon conversion of the Convertible Debentures and/or Additional Convertible Debentures, if applicable, in accordance with their terms;

(cc)	“Debenture Shares Form F-X” has the meaning set forth in Subsection 2.2(e);

(dd)	“Debenture Shares Registration Statement” has the meaning set forth in Subsection 2.2(e);

(ee)	“distribution” (or “distribute” as derived therefrom) has the meaning set forth in the Securities Act (British Columbia);

(ff)	“environmental laws” has the meaning set forth in Subsection 4.1(ss);

(gg)	“Exchanges” means collectively the TSX, AMEX and JSE;

(hh)	“Final Debenture Shares Prospectus” has the meaning set forth in Subsection 2.2(f);

(ii)

“Final Prospectus” means the final short form prospectus of the Corporation to be dated on or before November 11, 2009 and to be filed with the Commissions (in both the English and French languages unless the context indicates otherwise) for the purpose of qualifying the distribution of the Convertible Debentures and the Additional Convertible

Debentures, including all documents incorporated therein by reference and any Supplemental Material;

(jj)	“Firm Offering” has the meaning set forth on page 1 of this Agreement;

(kk)	“French Language Auditors’ Opinion” has the meaning set forth in Subsection 5.1(l)(iii);

(ll)	“French Language Prospectus Opinion” has the meaning set forth in Subsection 5.1(l)(ii);

(mm)

“Hollister Project” means that project in the Carlin Trend of Nevada, USA formerly known as the ‘Ivanhoe Project,’ including all licences, permits and assets (real, chattel and chattel-real) associated therewith;

(nn)	“Indemnified Parties” has the meaning set forth in Section 11.1;

(oo)	“Interest Shares” means the Common Shares issuable pursuant to the interest provisions in the Trust Indenture;

(pp)	“JSE” means the JSE Ltd. securities exchange in South Africa;

(qq)	“Lead Underwriter” means RBC Dominion Securities Inc.;

(rr)	“Legal Opinions” has the meaning set forth in Subsection 5.1(l)(v);

(ss)	“Lock-Up Agreements” means agreements executed by each of the directors, officers and senior management of the Corporation, substantially in the form attached hereto as Schedule “E”;

(tt)	“material change” has the meaning set forth in the Securities Act (British Columbia);

(uu)	“Material Contracts” has the meaning set forth in Subsection 4.1(mm);

(vv)	“material fact” has the meaning set forth in the Securities Act (British Columbia);

(ww)	“Material Subsidiaries” means the subsidiaries of the Corporation identified in Schedule “D”;

(xx)	“misrepresentation” has the meaning set forth in the Securities Act (British Columbia);

(yy)

“Named Executive Officers” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end;

(zz)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Properties;

(aaa)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(bbb)	“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

(ccc)	“Offered Securities” has the meaning set forth on page 1 of this Agreement;

(ddd)	“Offering Price” has the meaning set forth on page 1 of this Agreement;

(eee)	“Offering” has the meaning set forth on page 1 of this Agreement;

(fff)	“Officers’ Certificate” has the meaning set forth in Subsection 5.1(l)(x);

(ggg)	“Over-Allotment Closing Date” has the meaning set forth in Section 3.1;

(hhh)	“Over-Allotment Closing” has the meaning set forth in Section 3.3;

(iii)	“Over-Allotment Option” has the meaning set forth on page 1 of this Agreement;

(jjj)

“Passport Decision Document” means a decision document issued by the Reviewing Authority, as principal regulator, pursuant to the Passport System and which evidences the receipt by the Commissions in each of the Qualifying Jurisdictions for the Preliminary Prospectus or the Final Prospectus, as the case may be;

(kkk)

“Passport System” means the passport system and prospectus review procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

(lll)	“Preliminary Debenture Shares Prospectus” has the meaning set forth in Subsection 2.2(d);

(mmm)

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation to be dated on or before November 4, 2009 and to be filed with the Commissions (in both the English and French languages unless the context indicates otherwise) in respect of Offering, including all documents incorporated therein by reference and any Supplemental Material;

(nnn)	“Principals” has the meaning set forth in Subsection 4.1(cc)(i);

(ooo)	“Prospectus” means collectively the Preliminary Prospectus and the Final Prospectus;

(ppp)

“Qualifying Jurisdictions” means each province of Canada, being those Canadian jurisdictions in which the Convertible Debentures will be offered or sold pursuant to the Offering, and “Qualifying Jurisdiction” means any one of them;

(qqq)	“Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;

(rrr)	“Regulatory Authorities” means collectively the Commissions and the Exchanges;

(sss)	“Reviewing Authority” means the British Columbia Securities Commission;

(ttt)	“SEC” means the United States Securities and Exchange Commissions;

(uuu)	“Senior Secured Note” means a note in the principal amount of US$1,000 issued pursuant to a financing completed on December 12, 2008;

(vvv)	“Standard Listing Conditions” has the meaning set forth in Subsection 5.1(o);

(www)	“Subsidiaries” means the subsidiaries of the Corporation identified as such in Schedule “C”;

(xxx)	“Supplementary Material” has the meaning set forth in Subsection 2.3(b);

(yyy)

“Time of Closing” means 5:00 a.m. (Vancouver time) or such other time as may be agreed to by the Corporation and the Underwriters on the Closing Date or the Over- Allotment Closing Date, as the case may be;

(zzz)	“Title Opinions” has the meaning set forth in Subsection 5.1(l)(ix);

(aaaa)	“trade” has the meaning set forth in the Securities Act (British Columbia);

(bbbb)	“Trustee” means Computershare Trust Company of Canada;

(cccc)	“Trust Indenture” means the trust indenture governing the Convertible Debentures to be dated the Closing Date between the Corporation and the Trustee;

(dddd)	“TSX” means the Toronto Stock Exchange;

(eeee)	“U.S. Affiliate” of any Underwriter means its U.S. registered broker-dealer affiliate;

(ffff)	“U.S. Debenture Shares Base Prospectus” has the meaning set forth in Subsection 2.2(g);

(gggg)	“U.S. Debenture Shares Prospectus” has the meaning set forth in Subsection 2.2(g);

(hhhh)	“U.S. Debenture Shares Supplement” has the meaning set forth in Subsection 2.2(g);

(iiii)	“U.S. Final Offering Memorandum” means the Final Prospectus supplemented with wrap pages for purposes of, among other things, describing the restrictions imposed under the U.S. Securities Act;

(jjjj)	“U.S. Person” means “U.S. Person” as defined in Regulation S under the U.S. Securities Act;

(kkkk)

“U.S. Preliminary Offering Memorandum” means the Preliminary Prospectus supplemented with wrap pages for the purpose of, among other things, describing the restrictions imposed under the U.S. Securities Act;

(llll)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(mmmm)	“Underwriter” and “Underwriters” have the meanings set forth on page 1 of this Agreement;

(nnnn)   “Underwriters’ Expenses” has the meaning set forth in Section 7.2;

(oooo)	“Underwriters’ Fee” has the meaning set forth on page 1 of this Agreement; and

(pppp)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

1.2	All references to dollar figures in this Agreement are to Canadian dollars.

1.3	The following are the schedules attached to this Agreement, which schedules form a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Outstanding Convertible Securities;

Schedule “B” – Burnstone Project and Hollister Project Property Rights;

Schedule “C” – Subsidiaries;

Schedule “D” – Material Subsidiaries;

Schedule “E” – Form of Lock-Up Agreement;

Schedule “F” – Form of U.S. Legal Opinion of U.S. Securities Counsel; and

Schedule “G” – Terms for Offering to U.S. Purchaser.

2.                      NATURE OF THE TRANSACTION

2.1

Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Convertible Debentures of the Corporation, and by acceptance of this Agreement the Corporation agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Time of Closing on the Closing Date, all, but not less than all, of the Convertible Debentures. In the event the Underwriters exercise their right pursuant to the Over-Allotment Option to purchase Additional Convertible Debentures in whole or in part and at any time up to 30 days after the Closing Date, the Corporation shall sell to the Underwriters and the Underwriters shall purchase that number of Additional Convertible Debentures requested by the Underwriters pursuant to the notice delivered to the Corporation in accordance with Section 3.1, at the Time of Closing on the Over-Allotment Closing Date.

It is understood that the Underwriters intend to arrange for substituted purchasers for the Offered Securities at the Offering Price, resident in the Qualifying Jurisdictions and in those jurisdictions outside of Canada permitted hereunder where the Offered Securities may be lawfully sold pursuant to the terms and conditions hereof, in which case the Corporation will sell such Offered Securities (or part thereof) to such substituted purchasers and the Underwriters’ obligation to purchase the Offered Securities shall be rateably reduced.

2.2	This offer is conditional upon, among other things,

	(a)	the Corporation obtaining a Passport Decision Document for the Preliminary Prospectus dated on or before November 4, 2009,

(b)

the Corporation obtaining a Passport Decision Document for the Final Prospectus from the Commissions in the Qualifying Jurisdictions, qualifying the distribution by the Corporation of the Convertible Debentures and any Additional Convertible Debentures to

purchasers resident in each Qualifying Jurisdictions dated on or before November 11, 2009, or such later date as the Lead Underwriter and the Corporation may agree, acting reasonably,

(c)

the closing taking place at 5:00 a.m. (Vancouver time) on November 17, 2009, or such other time and date as mutually agreed to by the Corporation and the Lead Underwriter, on behalf of the Underwriters;

(d)

the Corporation shall, on or before November 9, 2009, file with the Reviewing Authority a preliminary base shelf prospectus (the “Preliminary Debenture Shares Prospectus”), under NI 44-102 relating to the Debenture Shares and use its best efforts to obtain from the Reviewing Authority a receipt for the Preliminary Debenture Shares Prospectus as soon as possible but in any event no later than one Business Day thereafter;

(e)

the Corporation shall file with the SEC as soon as possible following the filing of the Preliminary Debenture Shares Prospectus with the Reviewing Authority but in any event no later than one Business Day thereafter, in accordance with the provisions of the U.S. Securities Act, a shelf registration statement (including documents incorporated by reference therein), as it has been and may be further amended from time to time (the “Debenture Shares Registration Statement”) on Form F-10 providing for the registration of the Debenture Shares under the U.S. Securities Act, which includes the Preliminary Debenture Shares Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) along with the filing with the SEC of an appointment of an agent for service of process upon the Corporation on Form F-X in conjunction with the filing of such registration statement (the “Debenture Shares Form F-X”),

(f)

the Corporation shall file with the Reviewing Authority as soon as possible a final base shelf prospectus and supplement thereto in form and substance satisfactory to the Underwriters, acting reasonably, and in accordance with the procedures set out in NI 44- 102 relating to the Debenture Shares (the “Final Debenture Shares Prospectus”) and shall obtain a receipt from the Reviewing Authority in respect thereof on or before the second Business Day prior to the Closing Date. The Corporation shall file with the Reviewing Authority within one Business Day of the issuance of a final receipt from the Reviewing Authority a prospectus supplement relating to the Debenture Shares (the “Canadian Debenture Shares Supplement”). Reference to “Canadian Debenture Shares Prospectus” herein shall mean the Final Debenture Shares Prospectus for which a receipt has been obtained from the Reviewing Authority, including the documents incorporated by reference therein and prospectus supplement thereto, including the Canadian Debenture Shares Supplement. The Corporation acknowledges and agrees that under no circumstances whatsoever shall the Underwriters be required to execute a certificate page in respect of the Preliminary Debenture Shares Prospectus or the Final Debenture Shares Prospectus, and

(g)

the Corporation shall file with the SEC as soon as possible an amendment to the Debenture Shares Registration Statement, in form and substance satisfactory to the Underwriters, acting reasonably, providing for the registration of the Debenture Shares, including the Final Debenture Shares Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), and the Corporation shall cause such registration statement to become effective pursuant to Rule 467 of the U.S. Securities Act on or before the

Business Day prior to the Closing Date. The Corporation shall file with the SEC as soon as possible after the effectiveness of the Debenture Shares Registration Statement, and in any event no later than the Business Day prior to the Closing Date, pursuant to General Instruction II.L of Form F-10, a prospectus supplement to the Debenture Shares Registration Statement relating to the Debenture Shares (the “U.S. Debenture Shares Supplement”). Such filing shall, in accordance with General Instruction II.L of Form F-10 be filed with the SEC within one Business Day after the corresponding Canadian Debenture Shares Supplement is filed with the Reviewing Authority. The prospectus included in the Debenture Shares Registration Statement shall be referred to herein as the “U.S. Debenture Shares Base Prospectus”, and the U.S. Debenture Shares Base Prospectus together with the U.S. Debenture Shares Supplement, including all documents incorporated by reference, relating to the offering of the Debenture Shares filed with the Commission pursuant to General Instruction II.L of Form F-10 following the execution of this Agreement by the parties hereto is referred to herein as the “U.S. Debenture Shares Prospectus”, provided that, prior to the filing of such U.S. Debenture Shares Supplement, the term “U.S. Debenture Shares Prospectus” shall mean the U.S. Debenture Shares Base Prospectus, including all documents incorporated by reference. The Corporation shall use its commercially reasonable efforts to maintain the effectiveness of the Debenture Shares Registration Statement or another shelf registration statement providing for the registration of the offering of the Debenture Shares until the later of (i) 12 months from the Closing Date; or (ii) 12 months from the Over-Allotment Closing Date.

2.3

The Corporation agrees to pay to the Underwriters the Underwriters’ Fee which fee is equal to 4.0% of the gross proceeds of the Offering. The Underwriters’ Fee is payable at the Time of Closing on the Closing Date in respect of the Convertible Debentures, and on the Over-Allotment Closing Date in respect of the Additional Convertible Debentures, in consideration of the services to be rendered by the Underwriters in connection with the Offering, which services shall include:

	(a)	acting as Underwriters of the Corporation to purchase the Offered Securities in accordance with the terms and conditions herein;

(b)

assisting in the preparation of the Preliminary Prospectus and the Final Prospectus together with any documents supplemental thereto or any amending or supplementary prospectus or other supplemental documents or any similar document (collectively, the “Supplementary Material”) required to be filed under the legislation of the Qualifying Jurisdictions and performing administrative work in connection with these matters;

	(c)	advising the Corporation with respect to the Offering;

	(d)	distributing the Offered Securities to the public both directly and through other registered dealers and brokers; and

	(e)	all other services arising out of the agreement resulting from the Corporation’s acceptance of this offer.

In the event the Canada Revenue Agency determines that the GST is exigible on the Underwriters’ Fee, the Corporation agrees to pay the amount of GST forthwith upon the request of the Underwriters.

2.4

The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters. The Underwriters shall require and shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.

2.5

The Lead Underwriter shall, on behalf of the Underwriters, notify the Company when, in its opinion, the Underwriters and any agents have ceased distribution of the Offered Securities (and in any event such notice shall be given no later than 30 days after the Closing Date and in the case of the Additional Convertible Debentures (if the Over-Allotment Closing does not occur on the same day as the Closing Date), no later than 30 days after the Over-Allotment Closing Date) and, if required for regulatory compliance purposes, provide a breakdown of the number of Offered Securities distributed and proceeds received (A) in each of the Qualifying Jurisdictions and (B) in any other jurisdiction.

2.6

The Convertible Debentures and Additional Convertible Debentures shall be duly and validly created and authorized for issuance by the Corporation and, when issued and sold by the Corporation, such Convertible Debentures and Additional Convertible Debentures shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions included in the term sheet attached to the Bid Letter and as set forth in the Preliminary Prospectus and the Final Prospectus, subject to such modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Corporation and the Underwriters.

2.7

The Debenture Shares and the Additional Shares shall be duly authorized for issuance by the Corporation and when issued shall have the rights privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions as set forth in the Preliminary Prospectus and the Final Prospectus, subject to such modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Corporation and the Underwriters.

2.8

The Corporation shall qualify the distribution of the Convertible Debentures and the Additional Convertible Debentures by the Prospectus under Applicable Securities Laws in the Qualifying Jurisdictions. In addition to the United States, Convertible Debentures and/or Additional Convertible Debentures may also be distributed in such other jurisdictions as the Corporation and the Underwriters may agree, provided the distribution of Convertible Debentures and/or Additional Convertible Debentures in such other jurisdictions is completed in accordance with the applicable laws of such other jurisdictions.

2.9

The Corporation shall obtain the conditional listing of the Convertible Debentures, Additional Convertible Debentures and the Debenture Shares on the TSX by the Closing and conditional acceptance of the issuance of Adjustment Shares by the TSX satisfactory to the Lead Underwriter, subject to Standard Listing Conditions (as hereinafter defined). The Corporation shall also obtain the listing of that number of Debenture Shares on the AMEX by the Closing and conditional acceptance of the issuance of Adjustment Shares by AMEX satisfactory to the Lead Underwriter, subject in each case to Standard Listing Conditions and in the case of the JSE the Corporation will obtain written confirmation satisfactory to the Lead Underwriter that listing may be applied for at the time of conversion of the Convertible Debentures and/or Additional Convertible Debentures and that the JSE has no objection to the issuance of the Debenture Shares and the Adjustment Shares.

2.10	The Corporation shall use its reasonable commercial efforts to obtain, prior to the Closing Date, the Lock-Up Agreements from each of the directors and officers of the Corporation;

3.                      UNDERWRITERS’ OPTION

3.1

The Corporation hereby grants to the Underwriters the Over-Allotment Option to purchase severally and not jointly and to offer for sale to the public pursuant hereto the Additional Convertible Debentures upon the terms and conditions set forth herein. The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole or in part, at any time up to 30 days after the Closing Date by the Lead Underwriter giving written notice to the Corporation by such time, specifying the number of Additional Convertible Debentures to be purchased and the closing date for the over-allotment (the “Over-Allotment Closing Date”), which date shall not be less than one business day after the notice. The Additional Convertible Debentures will be qualified under the Prospectus.

3.2

The Over-Allotment Closing Date on which the Additional Convertible Debentures will be delivered by the Corporation to and paid for by the Underwriters shall not be later than 30 days after the Closing Date.

3.3

Following receipt of notice delivered in accordance with Section 3.1, the Corporation shall proceed to hold a separate closing (the “Over-Allotment Closing”) (unless the Over-Allotment Closing Date is the same date as the Closing Date) on the same terms and conditions relating to the Closing (except as agreed upon by the Corporation and the Underwriters in writing) and, subject to such terms and conditions, issue and deliver to the Underwriters in such locations that the Lead Underwriter advises the Corporation in the notice at the Time of Closing on the Over- Allotment Closing Date, at the Offering Price, the certificates (in physical or electronic form as the Lead Underwriter may advise in the notice) representing that number of Additional Convertible Debentures specified in such notice, along with payment of the Underwriters’ Fee payable with respect to such Additional Convertible Debentures and any Underwriters’ Expenses.

4.                      REPRESENTATIONS AND WARRANTIES

4.1	The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)

the Corporation and each of the Subsidiaries is a duly incorporated, amalgamated or continued company and validly existing and in good standing under the laws of its jurisdiction of incorporation, amalgamation or continuation and no proceedings have been instituted or, to the knowledge of the Corporation, are pending for the dissolution or liquidation of the Corporation;

(b)

the Corporation is a reporting issuer or the equivalent in each of the provinces and territories of Canada and the Corporation is not in default of any of the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions or the securities laws of the United States;

(c)

the Common Shares are listed for trading on the Exchanges, and the Corporation is not in default of any of the listing requirements of the Exchanges applicable to the Corporation including, for avoidance of doubt, any requirement that shareholder approval be obtained for the Offering or the issuance of the Convertible Debentures, the Additional Convertible Debentures, the Debenture Shares or the Additional Shares;

(d)

the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which 333,754,158 Common Shares were issued and outstanding as of the close of business on November 2, 2009 as fully paid and non-assessable shares in the capital of the Corporation;

(e)

other than as disclosed in the Final Prospectus or as set out in Schedule “A”, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Corporation or any of the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Corporation or any of the Subsidiaries;

(f)

all documents previously published or filed by the Corporation with the Regulatory Authorities (the “Continuous Disclosure Materials”) contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws;

(g)

all of the material transactions of the Corporation and each of the Subsidiaries have been promptly and properly recorded or filed in or with their respective books or records and their respective minute books contain, in all material respects all of their material transactions, all records of the meetings and proceedings of their directors, shareholders and other committees, if any, since their respective incorporations;

(h)	the Corporation and each Subsidiary has the corporate power and capacity to own its assets currently owned by it and to carry on its business currently carried on by it as disclosed in the Prospectus;

(i)	the Material Subsidiaries are the only Subsidiaries material to the business and affairs of the Corporation;

(j)

the Corporation and each of its Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, and holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing, except to the extent that non-compliance with any such laws, rules or regulations, or failure to hold any such licences, permits, approvals, consents, certificates, registrations and authorizations would not have a material adverse effect upon the Corporation and its Subsidiaries, taken as a whole;

(k)

the Corporation and each Subsidiary has good title to its respective material assets as disclosed in the Prospectus, free and clear of all material liens, charges and encumbrances of any kind whatsoever save and except as disclosed in the Prospectus;

(l)

the Burnstone Project and the Hollister Project are the only mineral projects on a property material to the Corporation that are subject to the requirements of NI 43-101 and Schedule “B” hereto sets out all the mineral, claims, leases and other interests held by the Corporation, directly or indirectly, in the Burnstone Project and the Hollister Project and such interests together with all material interests in natural resource properties owned by the Corporation or its Subsidiaries and related surface rights for exploration and exploitation overlying those properties of the Corporation or the Subsidiaries are completely and accurately described in the Prospectus and, except as set out in the Prospectus, are owned or held by the Corporation or such Subsidiaries as owner thereof with good title, are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them and the Corporation does not know of any claim that may adversely affect such rights;

(m)

the technical reports filed on SEDAR relating to Burnstone Project and Hollister Project have been prepared in accordance with NI 43-101, and the Corporation has complied with NI 43-101 in all material respects;

(n)

except as set out in the Prospectus, no other material property rights are necessary for the conduct of the Corporation’s or the Subsidiaries’ businesses as they are currently being conducted, and there are no material restrictions on the ability of the Corporation or the Subsidiaries to use or otherwise exploit any such property rights, and the Corporation does not know of any claim or basis for a claim that may adversely affect such rights in any material respects; more particularly, the Corporation has all licences, permits and authorisations to develop the mines at the Burnstone Project and the Hollister Project, including all areas in which the Corporation has identified reserves or resources to date;

(o)

except as set out in the Prospectus, neither the Corporation nor the Subsidiaries have any responsibility or obligation to pay or have paid on their behalf any material commission, royalty or similar payment to any person with respect to their property rights as of the Closing Date;

(p)

except as set out in the Prospectus, the Corporation and each of the Subsidiaries are in compliance in all material respects with all material terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of their respective businesses and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Corporation or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Corporation or the Subsidiaries, exists with respect thereto;

(q)

the Corporation’s direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed in Schedule “C” to this Agreement, and all such shares are legally and beneficially owned by the Corporation or, in the case of shares held through Subsidiaries, by such Subsidiaries, free and clear of all liens, charges and encumbrances of any kind whatsoever; no person, firm, or company has any agreement, or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of the securities representing such ownership interest; all such shares have been validly issued and are outstanding as fully paid and non- assessable; each Subsidiary is directly or indirectly beneficially wholly-owned by the Corporation; and except for the shares of the Subsidiaries, neither the Corporation nor its

Subsidiaries own any securities or ownership interest in any other person which are material to the Corporation and its Subsidiaries, taken as a whole;

(r)	the Corporation has no subsidiaries other than the Subsidiaries listed in Schedule “C” attached hereto;

(s)	the Corporation has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein;

(t)

the Corporation has all requisite corporate power and authority to enter into this Agreement and the Trust Indenture and the performance of the terms hereof and thereof, the transactions contemplated hereby and thereby and the granting of the Over-Allotment Option, the issuance and sale by the Corporation of the Convertible Debentures, Additional Convertible Debentures, and the issuance of the Debenture Shares and the Additional Shares pursuant to the Trust Indenture have been duly authorized by all necessary corporate action of the Corporation, and this Agreement has been and the Trust Indenture will be duly executed and delivered by the Corporation and this Agreement is, and the Trust Indenture when executed will be, a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement, as applicable, may be limited by applicable law;

(u)

each of the execution and delivery of this Agreement and the Trust Indenture, the performance by the Corporation of its obligations hereunder or thereunder, the issue and sale of the Offered Securities, the issuance of the Debenture Shares upon conversion of the Offered Securities, and the issuance of any Additional Shares as required under the Trust Indenture hereunder and the consummation of the transactions contemplated in this Agreement,

(i)

except for the Interest Shares, and satisfaction of the Standard Listing Conditions with respect to the Adjustment Shares, do not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities commission or other third party, except such as have been obtained or will be obtained prior to the Time of Closing on the Closing Date, and such as may be required (and shall be obtained as provided herein prior to the Time of Closing on the Closing Date) under Applicable Securities Laws; and

	(ii)	do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both),

		(A)	any statute, rule or regulation applicable to the Corporation including, without limitation, the Applicable Securities Laws and the policies, rules and regulations of the Exchanges;

(B)	the constating documents, articles or resolutions of the directors or shareholders of the Corporation which are in effect at the date hereof;

(C)	any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation is a party or by which it is bound; or

(D)	any judgment, decree or order binding the Corporation or a material portion of the property or assets thereof;

(v)

upon satisfaction of the Standard Listing Conditions, the Convertible Debentures, Additional Convertible Debentures, Debenture Shares and any Additional Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts provided that they are listed on a designated stock exchange (which includes the TSX) (except in the case of Convertible Debentures, a deferred profit sharing plan to which the Corporation or an employer that does not deal at arm’s length with the Company has made a contribution);

(w)

at the Time of Closing on the Closing Date, all necessary corporate action will have been taken by the Corporation to create, authorize and issue the Convertible Debentures and Additional Convertible Debentures, and allot, reserve and authorize the issuance of the Debenture Shares and any Additional Shares that may be issued under the Trust Indenture as fully paid and non-assessable shares in the capital of the Corporation and in each case free and clear of all resale or trade restrictions (except control person restrictions) and liens, charges or encumbrances of any kind whatsoever under Canadian laws;

(x)

at the Time of Closing on the Closing Date, the Convertible Debentures, Additional Convertible Debentures and Debenture Shares will be listed and posted for trading on the TSX and the Corporation will have received conditional acceptance of the issuance of Adjustment Shares by the TSX satisfactory to the Lead Underwriter and the Debenture Shares will be listed and posted for trading on AMEX and the Corporation will have received conditional acceptance of the issuance of the Adjustment Shares by AMEX satisfactory to the Lead Underwriter, and all necessary notices and filings will be made prior to the Closing Date with and all necessary consents, approvals and authorizations obtained by the Corporation from the Exchanges to ensure that, subject to fulfilling the Standard Listing Conditions, the Convertible Debentures, Additional Convertible Debentures, Debenture Shares and any Adjustment Shares will be listed and posted for trading (or accepted in the case of the Adjustment Shares) on the Exchanges in the manner described above except that in connection with the JSE the Corporation will obtain written confirmation satisfactory to the Lead Underwriter that listing may be applied for at the time of conversion of the Convertible Debentures and/or Additional Convertible Debentures and that the JSE has no objection to the issuance of the Debenture Shares and Adjustment Shares;

(y)

Computershare Investor Services, Inc. at its principal offices in the City of Toronto, Ontario and Vancouver, British Columbia has been duly appointed as registrar and transfer agent for the Common Shares;

(z)

at the Time of Closing on the Closing Date, Computershare Trust Company of Canada, at its principal offices in the City of Toronto, Ontario and Vancouver, British Columbia has been duly appointed as the trustee under the Trust Indenture in respect of the Convertible Debentures;

(aa)

the minute books and records of the Corporation made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation for the period from January 1, 2003 to the date hereof and to the Closing Date are all of the minute books and records of the Corporation, and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to counsel for the Underwriters in writing or which are not material in the context of the Corporation;

(bb)

the audited and unaudited financial statements (collectively, the “Corporation’s Financial Statements”) of the Corporation that are to be included or incorporated by reference in the Prospectus are true and correct in every material respect and present fairly and accurately in all material respects the financial position of the Corporation as of the dates indicated and the results of operations and the changes in financial position of the Corporation on a consolidated basis for the periods specified (subject, in the case of interim financial information, to year-end adjustments); and such financial statements have been (or will be) prepared in conformity with generally accepted accounting principles in Canada, consistently applied throughout the periods involved; the summary and selected financial data to be included or incorporated by reference in the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited and unaudited financial information included or incorporated by reference in the Prospectus;

(cc)

the books and records of the Corporation and each of the Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded; and except as disclosed in the Corporation’s Financial Statements or in the Prospectus:

(i)

neither the Corporation nor any of the Subsidiaries is indebted to any of its directors or officers (collectively the “Principals”), other than on account of directors fees or expenses accrued but not paid, or to any of its shareholders;

	(ii)	none of the Principals or shareholders is indebted or under obligation to the Corporation or to any of the Subsidiaries, on any account whatsoever; and

	(iii)	the Corporation has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever other than of a Subsidiary;

(dd)

there are no material liabilities of the Corporation or of the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Corporation’s Financial Statements except those incurred in the ordinary course of their respective businesses since December 31, 2008;

(ee)

except as set out in the Prospectus, since December 31, 2008, and excluding expenditures in the ordinary course of business, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Corporation or of any of the Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(ff)

the Corporation does not owe any money to, does not have any present loans to, has not borrowed any monies from, and is not otherwise indebted to any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with the Corporation except as set forth in the Corporation’s Financial Statements included or incorporated by reference in the Prospectus, and except for payroll obligations in the normal course of business;

(gg)

except as disclosed in the Prospectus, the Corporation does not have any agreements of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations;

(hh)

there are no “significant acquisitions”, “significant dispositions” and “significant probable acquisitions” for which the Corporation is required, pursuant to Applicable Securities Laws to include additional financial disclosure;

(ii)	the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

	(i)	transactions are executed in accordance with management’s general or specific authorizations;

	(ii)	transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability;

	(iii)	access to assets is permitted only in accordance with management’s general or specific authorization; and

	(iv)	the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

and the Corporation is not aware of any material weakness in its internal controls over financial reporting;

(jj)

the Corporation maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the 1934 Act) and the Corporation believes that such disclosure controls and procedures are effective;

(kk)

other than as disclosed in the Prospectus, there is and has been no failure on the part of the Corporation or any of the Corporation’s directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications;

(ll)

the directors, officers and key employees of the Corporation are as disclosed in the Prospectus and the compensation arrangements with respect to the Corporation’s Named Executive Officers are as disclosed in the Prospectus, and except as disclosed in the Prospectus, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Corporation;

(mm)

all contracts and agreements material to the Corporation other than those entered into in the ordinary course of its business as presently conducted and taken as a whole (collectively the “Material Contracts”) have been disclosed in the Prospectus and, except as disclosed in the Prospectus or as contemplated herein, the Corporation has not approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation, whether by asset sale, transfer of shares or otherwise;

(nn)	the Corporation has no knowledge of any proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation;

(oo)

the Corporation and each of the Subsidiaries maintain insurance against loss of, or damage to, their material assets including property and casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of Corporation’s management are reasonable for operations such as these, and are in good standing in all respects and not in default in any respect;

(pp)

all tax returns, reports, elections, remittances, filings, withholdings and payments of the Corporation, and the Subsidiaries, required by law to have been timely filed or made, have been filed or made (as the case may be) except where the failure to do so, taken as a whole, would not have a material adverse effect on the Corporation or its Subsidiaries and are true, complete and correct in all material respects and all taxes owing of the Corporation and all material amounts of taxes owing by the Subsidiaries as at December 31, 2008 have been paid or accrued in the Corporation’s Financial Statements;

(qq)

the Corporation and its subsidiaries have timely filed all tax returns, slips and information reports when due except where the failure to do so, taken as a whole, would not have a material adverse effect on the Corporation or its Subsidiaries. The Corporation, for itself and on behalf of the Subsidiaries, has carefully considered their liability for taxes for all prior periods including the Corporation’s fiscal year ended December 31, 2008 and has determined that no taxes are due or payable in respect of such periods. The Corporation and its subsidiaries have not received any assessments or reassessments from any taxing authority, the Corporation and its subsidiaries are not currently subject to an audit by a taxing authority and nor are they aware of any pending audit which indicates that any tax return which was filed is being reassessed or challenged in any way and the Corporation confirms it has received no notice or other communication indicating that any tax authority has demanded that any tax return not yet filed be filed immediately or within a specified time. The Corporation and its subsidiaries have withheld or collected and timely remitted to the appropriate governmental authority all amounts required to be withheld or collected, as the case may be, and remitted from all amounts paid or credited to or by the Corporation or any of its subsidiaries. The Corporation is not aware of any material contingent tax liability of the Corporation or of any of its subsidiaries.

(rr)

except as disclosed in the Prospectus, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the best of its knowledge, pending, threatened against or affecting the Corporation, or the Subsidiaries, or to the best of the Corporation’s knowledge, their respective directors, officers or promoters, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the best of its knowledge, there is no basis therefor;

(ss)

neither the Corporation nor to the best of the Corporation’s knowledge after due inquiry, any of the Subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively in this section, “environmental laws”). Without limiting the generality of the foregoing:

(i)

the Corporation and each of the Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable environmental laws and has received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii)

there are no orders, rulings or directives issued against the Corporation or any of the Subsidiaries, and there are no orders, rulings or directives pending or threatened against the Corporation or any of the Subsidiaries under or pursuant to any environmental laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Corporation or any of the Subsidiaries;

(tt)

no notice with respect to any of the matters referred to in Subsection 4.1(ss), including any alleged violations by the Corporation or any of the Subsidiaries with respect thereto has been received by the Corporation or any of the Subsidiaries, and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation or any of the Subsidiaries is in progress, threatened or, to the best of the Corporation’s knowledge, pending, which could be expected to have a material adverse effect on the Corporation or the Subsidiaries, taken as a whole, and there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation or any of the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or to which passage of time, or the giving of notice or both, would give rise;

(uu)	the Corporation, the Subsidiaries and their respective directors, officers and promoters are not in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance would have a material adverse effect on the Corporation;

(vv)

the Corporation’s auditors, who audited the Corporation’s Financial Statements and who provided their audit report thereon, are, and were, as at the date of their audit report, independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and such auditors or, to the knowledge of the Corporation, any former auditors of the Corporation, nor has there been any event (other than non-payment of fees prior to 2004) which has led any of the Corporation’s auditors to threaten to resign as auditors;

(ww)

except as provided herein, there is no person, firm or corporation acting or purporting to act for the Corporation entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder, and in the event any person, firm or corporation acting or purporting to act for the Corporation becomes entitled at law to any fee from the Underwriters, the Corporation covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defense thereof;

(xx)	all written agreements and other written materials provided to or made available to the Underwriters and their counsel contain no misrepresentations as of the date provided;

(yy)

the Corporation is, and will be until the completion of the distribution of the Convertible Debentures, Additional Convertible Debentures, Debenture Shares and Additional Shares, subject to the reporting requirements under Section 12 of the 1934 Act, has filed all reports required to be filed pursuant to Section 13 of the 1934 Act, and is not in default of its obligations under the 1934 Act;

(zz)

all material written representations and submissions made by or on behalf of the Corporation to any Regulatory Authority in furtherance of the filing of the Prospectus, other than written information provided in respect of and by the Underwriters and their affiliates, are true and correct in all material respects and contain no misrepresentation;

(aaa)	the Corporation meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act and is eligible to file a short form prospectus under NI 44-101;

(bbb)

the Preliminary Prospectus, Final Prospectus, the Preliminary Debenture Shares Prospectus and the Final Debenture Shares Prospectus will be prepared and filed in compliance in all material respects with the Applicable Securities Laws, and, at the time of delivery of the Offered Securities to the Underwriters, the Final Prospectus will comply in all material respects with the Applicable Securities Laws and the Corporation shall fulfill and comply with the necessary requirements of the Applicable Securities Laws in order to enable the Offered Securities to be lawfully distributed in the Qualifying Provinces through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Provinces and acting in accordance with the terms of their registrations and the Applicable Securities Laws;

(ccc)

none of the Commissions, the SEC, any stock exchange in Canada or the United States or any other regulatory authority or court has issued an order preventing or suspending the use or effectiveness, as the case may be, of any of the Preliminary Prospectus, the Final

Prospectus, the Preliminary Debenture Shares Prospectus, the Final Debenture Shares Prospectus or the Debenture Shares Registration Statement relating to the proposed Offering or instituted proceedings for any such purpose and no proceedings for any such purpose are pending or, to the knowledge of the Corporation, are contemplated by any of the aforementioned parties, and any request on the part of such parties for additional information from the Corporation has been complied with;

(ddd)

each Prospectus was or shall, as the case may be, as of its respective date of filing and, except as amended prior to the Closing Date in accordance with Applicable Securities Laws, as of the Closing Date (i) constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Offered Securities, (ii) contains no misrepresentation, as defined under Applicable Securities Laws, and (iii) does not omit any information which is necessary to make the statements contained therein not misleading; the documents incorporated by reference in each Prospectus were prepared in accordance with the Applicable Securities Laws, and any further documents so filed and incorporated by reference in any Prospectus, or any further amendment or supplement thereto, when such documents are filed with the Commission or Reviewing Authority as the case may be, will be prepared in accordance with the Applicable Securities Laws;

(eee)	at the time the U.S. Debenture Shares Supplement is filed with the SEC:

	(i)	the Canadian Debenture Shares Prospectus will comply in all material respects with Applicable Securities Laws as interpreted and applied by the Reviewing Authority;

(ii)

the U.S. Debenture Shares Prospectus will conform to the Canadian Debenture Shares Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Reviewing Authority;

	(iii)	the Debenture Shares Registration Statement, and any amendments and supplements thereto will comply in all material aspects with the requirements of the U.S. Securities Act;

(iv)

none of the Debenture Shares Registration Statement, or any amendment or supplement thereto will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and

(v)

each of the U.S. Debenture Shares Prospectus, the Canadian Debenture Shares Prospectus, and any Supplementary Material or any amendment or supplement thereto will constitute full, true and plain disclosure of all material facts relating to the Corporation and the Debenture Shares, and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(fff)

there are no reports or information that in accordance with the requirements of the Applicable Securities Laws must be made publicly available in connection with the Offering that have not been or will not be made publicly available as required, and there are no documents required to be filed with the Commissions in connection with a

Prospectus that have not been filed (or that will not be filed prior to the Closing Date in accordance with Applicable Securities Laws) as required pursuant to Applicable Securities Laws and delivered to the Underwriters;

(ggg)	the Corporation has not withheld from the Underwriters any facts relating to the Corporation or to the Offering that would be material to a prospective purchaser of the Offered Securities;

(hhh)

the French language version of the Prospectus is (including the documents incorporated by reference therein) in all material respects a complete and proper translation of the English language version thereof; and

(iii)

to the knowledge of the Corporation, none of the Corporation, its officers or directors is aware of any circumstances presently existing under which liability is or could reasonably be expected to be incurred under Part XXIII – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario).

4.2

The representations and warranties of the Corporation contained in this Agreement shall be true at the Time of Closing on the Closing Date and if the Over-Allotment Option is exercised, the Over- Allotment Closing Date, as though they were made at such Time of Closing and they shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters.

4.3

Each of the Underwriters represents and warrants to the Corporation, severally, and not jointly, and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement, that:

	(a)	it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated; and

	(b)	it has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein.

5.                      ADDITIONAL COVENANTS

5.1	The Corporation covenants and agrees with the Underwriters that it shall:

(a)

file with the Exchanges all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchanges, in order to obtain prior to the Closing Date the requisite acceptance or approval of the Exchanges for the Offering;

(b)

prior to the Time of Closing on the Closing Date, fulfil to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws and applicable U.S. securities laws) to be fulfilled by the Corporation to permit the completion of the distribution of the Offered Securities as contemplated in this Agreement and the Final Prospectus and to enable the Convertible Debentures and the Additional Convertible Debentures to be distributed free of trade restrictions in the Qualifying Jurisdictions;

(c)	until the Time of Closing on the Over-Allotment Closing Date, notify the Underwriters promptly, and confirm the notice in writing:

	(i)	when any supplement to the Prospectus or any amended Prospectus or Supplementary Material shall have been filed;

	(ii)	of the receipt of any comments from the Commissions;

(iii)

of any request by any of the Commissions to amend any Prospectus or of any request by the SEC to amend the Debenture Shares Registration Statement or of the issuance by the SEC or any stop order suspending the effectiveness of the Debenture Shares Registration Statement;

(iv)

of the issuance by any of the Commissions or any stock exchange of any order having the effect of ceasing or suspending the distribution of the Offered Securities or the trading in the Common Shares or other securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose;

and the Corporation will use every commercially reasonable effort to prevent the issuance of any order preventing or suspending the use of any prospectus or any order ceasing or suspending the distribution of the Offered Securities or the trading in the Common Shares or other securities of the Corporation and, if any such order is issued, to obtain the revocation thereof at the earliest possible time;

(d)	furnish to the Underwriters, without charge:

(i)

a signed copy of each Prospectus (in English and French languages) and the Debenture Shares Registration Statement (including all exhibits thereto, documents filed therewith (including photocopies of the Debenture Shares Form F-X) and amendments thereof) and an additional conformed copy of the Debenture Shares Registration Statement (without exhibits thereto); and

(ii)

at any time ending at the end of the period described in Subsection 5.1(g) below, at the place or places which the Underwriters may reasonably request, the Underwriters’ reasonable requirements of the commercial copies of each Prospectus (in English and French languages as required) and such deliveries shall be made as soon as possible after the filing of such documents and, in any event, within one Business Day of such filing and the delivery will constitute the Corporation’s consent to the Underwriters use of such documents in connection with the Offering;

(e)

by the act of having delivered the Prospectus and any amendments thereto to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(f)

during the period prior to the completion of the distribution of the Offered Securities, promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, taken as a whole, or of any change which is of such a nature as to result in a misrepresentation in either of the Prospectus or any amendment thereto; notwithstanding Subsection 5.1(g) below, the Corporation shall not file any amendment to the Prospectus or any other material supplementary to the Prospectus (all such amendments and material being Supplementary Material), of which the Underwriters shall not have previously been advised and furnished a copy along with any supplementary material or to which the Underwriters shall have objected, acting reasonably, promptly after reasonable notice thereof; provided, however, that this provision shall not prohibit the Corporation from complying with its timely disclosure and other obligations under applicable securities legislation and the requirements of any relevant stock exchange arising out of any material change or change in material information, and, in addition to the foregoing, the Corporation shall, in good faith, discuss with the Underwriters any change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Corporation as to whether notice in writing of such change need be given to the Underwriters pursuant to this Subsection;

(g)

if, at any time prior to the completion of the distribution of the Offered Securities, any event shall occur or condition exist as a result of which it is necessary to supplement or amend the Prospectus or the Debenture Shares Registration Statement in order that the Prospectus or the Debenture Shares Registration Statement will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser or if, in the opinion of the Corporation, it is necessary to amend the Prospectus or the Debenture Shares Registration Statement to comply with the Applicable Securities Laws or the applicable rules and regulations thereunder, and subject to Subsection 5.1(f) above, forthwith prepare, file with any Commission within any applicable time limitation and furnish to the Underwriters and to the dealers (whose names and addresses the Underwriters will furnish to the Corporation) to which Offered Securities may have been sold by the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus (in the English and French languages) (to be effected, if necessary, so that the statements in the Prospectus as so amended or supplemented will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered to a purchaser, not misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law and comply with any other requirements under the Applicable Securities Laws and the rules of the Exchanges and the expense of complying with this Subsection shall be borne by the Corporation; and concurrently with the delivery of an amendment or supplement to the Preliminary Prospectus and the Final Prospectus to the Underwriters, the Corporation shall deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Corporation in accordance with this subsection and a French Language Prospectus Opinion, and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by Subsection 5.1(l) below and a French Language Auditors’ Opinion;

(h)	not to issue any press release or other public announcement between the date hereof and the Over-Allotment Closing Date without first consulting with the Underwriters;

(i)

prior to the completion of the Offering, allow the Underwriters to review the Prospectus and conduct all due diligence which the Underwriters may reasonably require in order to fulfil their statutory obligations as Underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, all corporate and operating records, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectus and access to key officers of the Corporation;

(j)	maintain its status as a “reporting issuer” or the equivalent not in default in each province and territory of Canada for a period of five years from the Closing Date;

(k)	maintain its listing of its Common Shares on the Exchanges for a period of five years from the Closing Date;

(l)	deliver to the Underwriters and their legal counsel, as applicable:

(i)

at the time of execution of the Final Prospectus by the Underwriters, a long form comfort letter (the “Comfort Letter”) of the Corporation’s auditors and to the extent required, the Corporation’s former auditors, addressed to the Underwriters and to the directors of the Corporation and dated as of the date of the Final Prospectus, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the verification of the financial information and accounting data contained in the Preliminary Prospectus and the Final Prospectus, and to such other matters as the Underwriters may reasonably require;

(ii)

at the time of execution of the Final Prospectus, a favourable legal opinion (the “French Language Prospectus Opinion”) of the Corporation’s counsel, or such counsel’s Québec agent, addressed to the Underwriters and their legal counsel and dated as of the date of the Final Prospectus, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably to the effect that the French language versions of each of the Prospectus, together with each document incorporated for reference therein (other than financial statements and other financial data contained therein covered by the French Language Auditors’ Opinion), is in all material respects a complete and proper translation of the English version thereof;

(iii)

at the time of execution of the Final Prospectus, a favourable opinion (the “French Language Auditors’ Opinion”) of the Corporation’s auditors and to the extent required, the Corporation’s former auditors, addressed to the Underwriters and their legal counsel and dated as of the date of the Final Prospectus, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, to the effect that the financial statements and other financial data contained or incorporated by reference in the French language versions of the Prospectus, is in all material respects a complete and proper translation of the English version thereof;

(iv)

at the Time of Closing on the Closing Date, a long form comfort letter (“Bring Down Comfort Letter”) of the Corporation’s auditors and to the extent required the Corporation’s former auditors, addressed to the Underwriters and dated as of the Closing Date in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, bringing forward to the Closing Date the information contained in the Comfort Letter, and addressing such other matters as the Underwriters may reasonably require;

(v)

at the Time of Closing on the Closing Date, favourable legal opinions (the “Legal Opinions”) of the Corporation’s various legal counsel (excluding U.S. legal counsel), addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the Final Prospectus including the disclosure therein under the heading “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment”, the issuance, trade and distribution of the Convertible Debentures, Additional Convertible Debentures and Debenture Shares, as applicable, without restriction, in the Qualifying Jurisdictions, corporate status, corporate authority and capacity, qualification to carry on business, enforceability, legal compliance, issued capital, listing, tax matters, litigation matters, compliance with Quebec language laws, compliance with JSE requirements, and to such other matters as the Underwriters may require, acting reasonably.

(vi)

at the Time of Closing on the Closing Date, a favourable legal opinion of the Corporation’s U.S. legal counsel (the “U.S. Legal Opinion”), addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the matters set forth in Schedule F.

(vii)

at the Time of Closing on the Closing Date, a favourable legal opinion of the Corporation’s U.S. tax counsel (the “U.S. Tax Opinion”), addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the disclosure in the Prospectus under the heading “Material U.S. Federal Income Tax Considerations”;

(viii)

at the Time of Closing on the Closing Date the Underwriters shall have received favourable legal opinions (the “Corporate Opinions”) from foreign counsel, dated the Closing Date and addressed to the Underwriters and their legal counsel, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, with respect to the Material Subsidiaries relating to (i) the due incorporation and good standing under the laws of the applicable jurisdiction and qualification to carry on business in such jurisdictions where the Material Subsidiaries carry on business; (ii) the issued and outstanding share capital; (iii) the ownership of the issued and outstanding shares; (iv) corporate authority, capacity and enforceability of the guarantee; and (v) such other matters as the Underwriters may require, acting reasonably;

(ix)

at the Time of Closing on the Closing Date, favourable legal opinions of the Corporation’s U.S. and South African legal counsel, addressed to the Underwriters and their legal counsel and dated prior to or on the Closing Date, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to title of the Hollister Project and the Burnstone Project, respectively, as well as the Corporation’s ability to conduct the activities it is presently and anticipated to be conducting in respect thereof and its compliance with standards required to be met (now or in the future) in respect of black economic empowerment legislation and policies in order to convert prospecting and mining rights and otherwise benefit from such rights in the future (the “Title Opinions”);

(x)

at the Time of Closing on the Closing Date, a certificate (the “Officers’ Certificate”) of the Corporation by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the content of the Final Prospectus, the representations, warranties and covenants in this Agreement, ownership of the Corporation’s material mineral properties and surface rights overlying such properties, and to the issuance, trade and distribution of the Convertible Debentures, Additional Convertible Debentures and Debenture Shares and to such other matters as the Underwriters may require, acting reasonably, including, without limitation, with respect to the resolutions of the board of the Corporation relating to the Offering and the incumbency and specimen signatures of signing officers; and

(xi)

at the Time of Closing on the Closing Date, such other materials (the “Closing Materials”) as the Underwriters and their legal counsel may require, acting reasonably, and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(m)

from and including the date of this Agreement through to and including the Time of Closing on the Over-Allotment Closing Date, do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(n)

during the period commencing on the date hereof and ending on the date which is 90 days following the Closing Date, not, issue, offer, pledge, sell, grant any option or contract to purchase, any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, make any short sale or otherwise dispose of or monetize any Common Shares of the Corporation, or any securities convertible into, exerciseable or exchangeable for Common Shares of the Corporation, or any securities that represent the right to receive, Common Shares of the Corporation, now owned directly or indirectly or enter into any swap, forward or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of the Common Shares whether any such transaction in this paragraph is to be settled by delivery of Common Shares or such other securities, in cash or otherwise (other than Common Shares to be issued upon conversion of the Convertible Debentures or pursuant to the Trust Indenture, and issuances of Common Shares in connection with the exercise of outstanding options or warrants under an existing stock option plan or employee share purchase plan), or agree to do any of the foregoing or publicly announce any intention to do so without the prior consent of the Lead Underwriter, such consent not to be unreasonably withheld, other than pursuant to:

(i)	the exercise of the Over-Allotment Option;

(ii)	1,684,312 warrants each entitling the holder to acquire one Common Share at a price of ZAR 20.78 per Common Share until September 30, 2010;

(iii)	26,994,240 warrants each entitling the holder to acquire one Common Share at a price of $1.25 per Common Share until December 12, 2011;

(iv)	57,500,000 warrants each entitling the holder to acquire one Common Share at a price of $1.60 per Common Share until October 15, 2010;

(v)

the arrangement agreement dated February 4, 2008, as amended March 28, 2008 between the Corporation and Rusaf Gold Limited (“Rusaf”) and 0814425 B.C. Ltd. (later renamed GBG Rusaf Gold Ltd.) whereby the Corporation is obligated to issue up to an additional 50.9 million Common Shares to former Rusaf shareholders upon certain gold discoveries of a minimum size and grade on the Rusaf properties; and

(vi)

the rights and obligations under outstanding securities, including but not limited to, the exercise of outstanding stock options or other similar issuances including the right to grant options pursuant to any stock option plan entitling the holder to purchase Common Shares;

(o)

prior to the filing of the Final Prospectus, provide evidence satisfactory to the Underwriters of the conditional approval of the TSX of the listing and posting for trading on the TSX of the Convertible Debentures, Additional Convertible Debentures and Debenture Shares and conditional acceptance of the issuance of the Adjustment Shares by the TSX satisfactory to the Lead Underwriter and conditional approval of AMEX of the listing and posting for trading on AMEX of the Debenture Shares and conditional acceptance of the issuance of the Adjustment Shares by AMEX satisfactory to the Lead Underwriter, and prior to Time of Closing on the Closing Date provide evidence satisfactory to the Underwriters of either the conditional approval of the JSE of the listing and posting for trading on the JSE of the Debenture Shares and the Adjustment Shares or that the JSE has no objection to the issuance of the Offered Securities and the Debenture Shares and Adjustment Shares, in each case subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the Exchange in similar circumstances (the “Standard Listing Conditions”);

(p)

not use any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Corporation in connection with the Offering for any purpose whatsoever other than personal use, and shall not reproduce, disseminate, quote from or refer to such opinion, advice, analysis or material in whole or in part at any time, in any manner or for any purpose, without the Lead Underwriter’s prior written consent in each specific instance, and the Corporation shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Corporation and the directors, officers, and employees of such shareholders) to, keep confidential the opinions, advice, analysis and materials furnished to the Corporation by the Underwriters and their counsel in connection with the Offering; and

(q)	use the net proceeds of the Offering in the manner set out in the Final Prospectus.

5.2	Each of the Underwriters covenants and agrees with the Corporation that it shall:

(a)

fulfil all material legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by an underwriter in connection with the Offering in the Qualifying Jurisdictions and in the United States;

(b)

upon being satisfied, acting reasonably, that the Prospectus and any amendments thereto is in a form satisfactory for filing with the Commissions, execute each Prospectus and any amendments thereto, as the case may be, presented to the Underwriters for execution, and the Underwriters will use their commercially reasonable efforts to assist the Corporation in obtaining the requisite approvals of the Regulatory Authorities in connection with the preparation and filing of such documents; and

	(c)	execute all such other documents and materials as may reasonably be required and as are customary in a transaction of this nature.

6.                      DUE DILIGENCE

6.1

Prior to the filing of the Preliminary Prospectus, Final Prospectus, the Preliminary Debenture Shares Prospectus, the Final Debenture Shares Prospectus, the U.S. Debenture Shares Base Prospectus or the U.S. Debenture Shares Prospectus and thereafter, during the period of distribution of the Convertible Debentures and Additional Convertible Debentures, and prior to the filing of any Supplementary Material, the Corporation shall have allowed the Underwriters to review and comment on such documents and shall have allowed the Underwriters to conduct all due diligence investigations which they may reasonably require in order to fulfill their obligations as underwriters under applicable law or as otherwise may be required in order to enable them to execute the certificate required to be executed by them at the end of the Preliminary Prospectus, the Final Prospectus, or any Supplementary Material.

7.                      UNDERWRITERS’ FEES AND EXPENSES

7.1

In consideration of the services to be rendered by the Underwriters to the Corporation under this Agreement and under the Bid Letter, the Corporation agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriters’ Fee.

7.2

The Corporation will pay the expenses reasonably incurred by the Underwriters in connection with the transactions contemplated herein (the “Underwriters’ Expenses”). For greater clarity, the Corporation will pay all costs and expenses related to the Offering, including, without limitation, the fees and disbursements of all legal counsel and technical consultants for the Underwriters and all costs and expenses of, incidental to or in connection with:

	(a)	the creation, issuance, sale and distribution of the Offered Securities;

	(b)	the qualification of the Offered Securities for distribution in the Qualifying Jurisdictions;

	(c)	all filing fees payable under Applicable Securities Laws;

(d)	listing fees for the Convertible Debentures, Additional Convertible Debentures and Debenture Shares and the Additional Shares on the Exchanges;

(e)	the fees and disbursements of the Corporation’s auditors and legal counsel;

(f)	the preparation, translation, printing or other production of the Prospectus and the U.S. Preliminary Offering Memorandum and U.S. Final Offering Memorandum;

(g)	the preparation of audio-visual material, marketing documents and other marketing devices;

(h)	the preparation and printing of certificates, if any, representing the Convertible Debentures, Additional Convertible Debentures and Debenture Shares; and

(i)	the reasonable fees and expenses of the Trustee and the Corporation’s transfer agent and registrar, as well as out-of-pocket costs.

Regardless of whether the transactions contemplated herein are completed or not, the Corporation will pay the Underwriters’ Expenses. The Underwriters’ Expenses will be payable by the Corporation at the Time of Closing on the Closing Date (and, if applicable, on the Over- Allotment Closing Date) or upon receipt by the Corporation of a detailed invoice from the Underwriters. Notwithstanding the foregoing, in the event the Offering is terminated in accordance with Section 12 hereof the Underwriters will only be reimbursed for their actual accountable out-of-pocket expenses.

7.3

The Corporation shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters as advised by the Lead Underwriter and, except to the extent that an Underwriter notifies the Corporation and the Lead Underwriter in writing to the contrary, the Underwriters agree that the Lead Underwriter has the authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters.

8.                      UNDERWRITING PERCENTAGES

8.1

The obligations of the Underwriters hereunder, including the obligation to purchase Convertible Debentures and if the Over-Allotment Option is exercised, any obligation to purchase Additional Convertible Debentures at the Time of Closing shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Convertible Debentures and Additional Convertible Debentures set out opposite the name of the Underwriters below:

RBC Dominion Securities Inc.	50%

BMO Nesbitt Burns Inc.	30%

Raymond James Ltd.	10%

Thomas Weisel Partners Canada Inc.	10%

8.2

In the event that any Underwriter shall fail to purchase its applicable percentage of the Convertible Debentures or Additional Convertible Debentures, if applicable, at the Time of Closing on the Closing Date, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Convertible Debentures and Additional Convertible Debentures, if applicable, which would otherwise have been purchased by that one of the Underwriters which is in default; the Underwriters exercising such right shall purchase such Convertible Debentures and Additional Convertible Debentures, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the others which are not in default shall be relieved of all obligations to the Corporation arising from such default. Nothing in this section shall oblige the Corporation to sell to the Underwriters less than all of the Convertible Debentures (or in the event of the exercise of the Over-Allotment Option in whole or in part, the number of Additional Convertible Debentures set out in the notice delivered in accordance with Section 3.1) or relieve from liability to the Corporation any Underwriter which shall be so in default.

9. CONDITIONS PRECEDENT

9.1

The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement at the Time of Closing on the Closing Date, which conditions may be waived in writing in whole or in part by Lead Underwriter on behalf of the Underwriters in its sole discretion:

(a)

the execution of the Trust Indenture by the Corporation and the Trustee, which Trust Indenture shall be in a form and have such terms and conditions satisfactory to the Underwriters, acting reasonably;

(b)

all actions required to be taken by or on behalf of the Corporation, including without limitation the passing of all requisite resolutions of directors of the Corporation approving the transactions contemplated hereunder, will have been taken so as to approve the Prospectus, to obtain the requisite approval of the Exchanges to the Offering and to validly offer, sell and distribute the Convertible Debentures, the Over-Allotment Option and the Additional Convertible Debentures and to the issuance and listing of the Debenture Shares and the Additional Shares;

(c)

the Corporation will have reserved and set aside Common Shares to be issued on the conversion of the Convertible Debentures and the Additional Convertible Debentures and in respect of the Additional Shares;

(d)

the Corporation will have filed the Preliminary Prospectus in the province of British Columbia, as principal regulator, on or before 12:00 noon (Vancouver time) on November 4, 2009 and in all other provinces of Canada under the Passport System and in compliance with all applicable securities laws in such provinces and obtain a Passport Decision Document dated on or before November 4, 2009 for the Preliminary Prospectus which receipt shall evidence the receipt for each provincial securities regulator, including the Ontario Securities Commission;

(e)

the Corporation will have filed the Final Prospectus in the province of British Columbia, as principal regulator, on or before 12:00 noon (Vancouver time) on November 11, 2009, in all other provinces of Canada under the passport system and in compliance with all applicable securities laws in such provinces and obtain a Passport Decision Document dated on or before November 11, 2009 for the Final Prospectus, which receipt shall evidence the receipt for each provincial securities regulator, including the Ontario Securities Commission.

(f)

the Corporation will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Prospectus, including without limitation the Passport Decision Document in respect of the Prospectus, to permit the Corporation to complete its obligations hereunder on or before 5:00 a.m. (Vancouver time) on November 17, 2009, or such other time and date as mutually agreed to by the Corporation and the Lead Underwriter, on behalf of the Underwriters;

(g)

the Debenture Shares Registration Statement shall have become effective and no stop order suspending the effectiveness of the Debenture Shares Registration Statement or preventing the use of the U.S. Debenture Shares Supplement shall have been issued under the U.S. Securities Act and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Underwriters or the knowledge of the Corporation, shall be contemplated by the SEC;

(h)

no order having the effect of ceasing or suspending the distribution of the Offered Securities or the trading in the Common Shares or any other securities of the Corporation or ceasing or suspending trading by the directors, officers or promoters of the Corporation, or any one of them, shall have been issued by any securities commission, securities regulatory authority or stock exchange in Canada, the United States or South Africa and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Corporation, shall be contemplated by any securities commission, securities regulatory authority or stock exchange in Canada, the United States or South Africa. Any request on the part of any Commission or the SEC for additional information from the Corporation shall have been complied with;

(i)

the Corporation will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letter, French Language Prospectus Opinion, French Language Auditors’ Opinion, Bring Down Comfort Letter, Legal Opinions, U.S. Legal Opinion, Corporate Opinions, Title Opinions, Officers’ Certificate and Closing Materials as the Underwriters may require, acting reasonably, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(j)

as of the Time of Closing on the Closing Date, there shall be no reports or information that in accordance with the requirements of Regulatory Authorities in Canada and the SEC in the United States must be made publicly available in connection with the sale of the Convertible Debentures and the Additional Convertible Debentures that have not been made publicly available as required; no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectus that have not been filed as required and delivered to the Underwriters; no contracts, documents or other materials required to be described or referred to in the Prospectus that are not described or referred to as required and delivered to the Underwriters;

(k)

the Underwriters shall have received at the Time of Closing on the Closing Date a letter from the transfer agent of the Corporation dated the date of Closing and signed by an authorized officer of such transfer agent confirming the issued share capital of the Corporation;

(l)	the Underwriters shall not have exercised any rights of termination set forth in this Agreement;

(m)

the Underwriters shall have received at the Time of Closing on the Closing Date such further certificates, opinions of counsel and other documentation from the Corporation as the Underwriters or their counsel may reasonably require and as are customary in a transaction of this nature;

(n)

there shall not have occurred between June 30, 2009 and the Time of Closing on the Closing Date, any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Corporation, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and each of the Subsidiaries on a consolidated basis;

(o)

the due diligence conducted by the Underwriters shall not have revealed any adverse material change or material fact in respect of the Corporation not generally known to the public which should have been previously disclosed, and the Underwriters being satisfied, acting reasonably, with the results of their due diligence investigation of the Corporation prior to the Time of Closing on the Closing Date;

(p)

the Corporation will have, as of the Time of Closing on the Closing Date, complied with all of its covenants and agreements contained in this Agreement, including without limitation all requirements for approval of the Offering and the listing and the posting for trading of the Convertible Debentures, Additional Convertible Debentures and Debenture Shares on the TSX, conditional acceptance of the issuance of the Adjustment Shares by the TSX satisfactory to the Lead Underwriter, the listing and posting of the Debenture Shares on AMEX , conditional acceptance of the issuance of the Adjustment Shares by AMEX satisfactory to the Lead Underwriter, and the Corporation will have obtained written confirmation satisfactory to the Lead Underwriter that listing may be applied for at the time of conversion of the Convertible Debentures and/or Additional Convertible Debentures and that the JSE has no objection to the issuance of the Offered Securities and the Debenture Shares and Adjustment Shares;

(q)

the representations and warranties of the Corporation contained in this Agreement will be true and correct as of the Time of Closing on the Closing Date as if such representations and warranties had been made as of the Time of Closing on the Closing Date; and

(r)	the Corporation’s directors and officers shall each have entered into Lock-Up Agreements.

10.                    CLOSING

10.1

The closing of the transactions contemplated under this Agreement (the “Closing”) shall be completed at the offices of Lang Michener LLP, 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, legal counsel to the Corporation, at the Time of Closing on November 17, 2009 or such other date as may be agreed to by the Corporation and the Underwriters (the “Closing Date”).

10.2

On the Closing, the Corporation shall issue and deliver to the Underwriters, in the location that the Lead Underwriter advises the Corporation in writing not less than two business days before the Closing Date, the certificates (in physical or electronic form as the Lead Underwriter may advise in writing not less than two business days prior to the Closing Date) representing the Convertible Debentures and any Additional Convertible Debentures, in the names and denominations requested by the Lead Underwriter, acting reasonably.

10.3

If the Corporation has satisfied all of its obligations under this Agreement, on the Closing the Underwriters shall pay to the Corporation the gross proceeds of the sale of the Convertible Debentures and any Additional Convertible Debentures (if applicable), less the Underwriters’ Fee and Underwriters’ Expenses.

11.                    INDEMNITY BY THE CORPORATION

11.1

The Corporation shall protect, hold harmless and indemnify each of the Underwriters, each person (a “Control Person”), if any, who controls any of the Underwriters within the meaning of applicable securities laws and their respective affiliates and their and each of their Control Persons and affiliates, respective directors, officers, employees, shareholders and agents (as applicable) (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses, claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions, satisfy judgments or awards or to enforce this indemnity and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, a “Claim”) caused by or arising directly or indirectly by reason of the transactions contemplated in, or the services provided under, this Agreement including, without limitation:

(a)

any breach by the Corporation of, or default under, any covenant or agreement of the Corporation in this Agreement which has not been waived by the Underwriters under this Agreement or any inaccuracy of any representation or warranty of the Corporation under this Agreement or any other document to be delivered pursuant hereto or the failure of the Corporation to comply with any of its obligations hereunder or thereunder;

(b)

any information or statement (except any information or statement relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Prospectus, Canadian Debenture Shares Prospectus or the Debenture Shares Registration Statement (including any documents incorporated by reference therein) or any Supplemental Material or additional or ancillary material, information, evidence, return, report, application statement or document (collectively the “Additional Materials”) being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters, or any of them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c)

any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Prospectus, Canadian Debenture Shares Prospectus or the Debenture Shares Registration Statement (or any document incorporated by reference therein) or any Supplemental Material or any Additional Materials which operates to prevent or restrict the trading in or the sale or distribution of the Convertible Debentures, Additional Convertible Debentures, Debenture Shares and Additional Shares;

	(d)	the Corporation not complying with any requirement of any Applicable Securities Laws or U.S. securities laws relating to the Offering and any regulatory requirements

(including any filing or notice in connection in any U.S. federal or state securities laws or rules of any stock exchange or quotation system);

(e)

any order made by any regulatory authority that trading in or distribution of any of the Corporation’s securities is to cease or be suspended, including an order prohibiting the trade or distribution of any of the securities referred to herein;

(f)

the failure or inability of the Corporation to allot, issue and deliver any or all of the certificates representing the Convertible Debentures and, if applicable, the Additional Convertible Debentures in a form and denomination satisfactory to the Underwriters at the time and place as the Underwriters may reasonably require for the completion of the transaction referred to herein; and

(g)

a determination made by any competent authority setting aside the trade or distribution of any of the securities referred to herein, other than as a result of a breach by any of the Underwriters of its covenants herein;

and shall reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis and including reimbursement paid to the Underwriters for the time spent by the Indemnified Parties in connection with any Claim payable at the normal per diem rates of such Indemnified Parties.

This indemnity shall be in addition to any liability which the Corporation may otherwise have.

11.2

If any Claim contemplated by this Section 11 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 11 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim shall not affect the liability of the Corporation under this Section 11, except to the extent that such delay prejudices the Corporation’s ability to contest such Claim). The Corporation shall, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Corporation without the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel shall be at the expense of the Indemnified Parties unless:

	(a)	the Corporation fails to assume the defence of the suit on behalf of the Indemnified Party within a reasonable time of receiving notice of the suit;

	(b)	the employment of that counsel has been authorized in writing by the Corporation; or

(c)

the named parties to the suit (including any added or third parties) including the Corporation and the Indemnified Party have been advised in writing by outside counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of the cases set out in Subsections 11.2(a), (b) or (c), the Corporation shall not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Corporation shall be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction on a solicitor and own client basis). Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Corporation, which consent shall not be unreasonably withheld.

11.3

The Corporation hereby acknowledges and agrees that, with respect to this Section 11, the Underwriters are contracting on their own behalf and as agents for their Control Persons, affiliates, directors, officers, employees, shareholders and agents and each of their Control Persons and affiliates’ respective directors, officers, employees, shareholders, and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Corporation under this Section 11 with respect to the Beneficiaries and accept these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

11.4

In order to provide for just and equitable contribution in circumstances in which an indemnity provided in Section 11 would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation, as the case may be, shall contribute to the aggregate of all Claims (other than losses of profits in connection with the distribution of the Convertible Debentures and the Additional Convertible Debentures) of the nature contemplated in Section 11 and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Corporation and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriters’ Fee or any portion actually received.

11.5

No party guilty of gross negligence, wilful misconduct, fraud or fraudulent misrepresentation shall be entitled to claim indemnification under this Section 11 or contribution under Section 11.4 from any person who is not guilty of such gross negligence, wilful misconduct, fraud or fraudulent misrepresentation.

11.6

The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 11.4 shall apply, mutatis mutandis, in respect of that other right.

11.7

The obligations under this Section 11 shall apply from the date of the Engagement Letter referenced in section xix of the Bid Letter between the Lead Underwriter and the Corporation, and shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

12.                    TERMINATION OF AGREEMENT

12.1

Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Corporation to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Convertible Debentures and, if applicable, the Additional Convertible Debentures by written notice to that effect given to the Corporation prior to the Time of Closing on the Closing Date and if applicable, in respect of the Additional Convertible Debentures, the Over-Allotment Closing Date. The Corporation shall use its best efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

12.2

If, after the date of the Bid Letter and prior to the Time of Closing on the Closing Date, the state of financial markets in Canada, the United States or elsewhere where it is planned to market the Offered Securities is such that, in the reasonable opinion of the Underwriters (or any of them), such securities cannot be marketed profitably, any Underwriter shall be entitled, at its option, to terminate its obligations under this Agreement by notice to that effect given to the Corporation at or prior to the Time of Closing.

12.3

The obligations of the Underwriters to purchase Convertible Debentures and Additional Convertible Debentures under this Agreement may be terminated by the Lead Underwriter by written notice to that effect to the Corporation at any time prior to the Time of Closing on the Closing Date if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the opinion of the Underwriters seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries considered as one enterprise, including without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection).

12.4

In addition to any other remedies which may be available to the Underwriters, this Agreement and any subscriptions for Convertible Debentures and Additional Convertible Debentures received by the Underwriters may be terminated by the Underwriters upon delivery of written notice from the Lead Underwriter to the Corporation at any time up to the Time of Closing on the Closing Date and if applicable, in respect of the Additional Convertible Debentures, the Over- Allotment Closing Date:

(a)

if there shall occur any material adverse change in the business, affairs, operations, assets, liabilities or financial condition of the Corporation and its subsidiaries considered as one enterprise, and which in the Underwriters' opinion would reasonably be expected to have a material adverse effect on the market price or value of any of the Convertible Debentures, Additional Convertible Debentures or the Common Shares generally;

(b)

if the Underwriters or their representatives, through their due diligence investigations, discover any misrepresentation, or there is in the opinion of the Underwriters a material adverse change or a change in a material fact or a new material fact which could result or could reasonably be expected to result in the purchasers of a material number of Convertible Debentures or Additional Convertible Debentures exercising their right under any of the Applicable Securities Laws to withdraw from their purchase thereof or could reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares;

	(c)	if there should occur any suspension or limitation of trading in securities generally on an Exchange, or if a general moratorium on commercial banking activities in Toronto, New

York or Johannesburg should be declared by the relevant authorities, or if, in relation to the Corporation which in the reasonable opinion of the Underwriters (or any of them) operates to prevent or materially restrict trading of the Common Shares or the distribution of the Convertible Debentures and Additional Convertible Debentures; or

(d)

if any inquiry, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued by any Exchange or market, or by any other regulatory authority or a court in Canada or the United States or under or pursuant to any statute of Canada or any province or territory thereof (other than an inquiry, investigation or other proceeding based solely upon the activities or alleged activities of any Underwriter, agent or selling firm), or if any law or regulation under or pursuant to any statute of Canada or of any province or territory thereof or of the United States is promulgated or changed or there is any change of law or the interpretation or administration thereof by a securities regulator or other public authority, which in the reasonable opinion of the Underwriters, operates to prevent or materially restrict the trading of the Common Shares or the distribution of the Convertible Debentures, Additional Convertible Debentures or Debenture Shares.

12.5

The Underwriters shall use commercially reasonable efforts to give notice to the Corporation (in writing or by other means) of the occurrence of any of the events referred to in Section 12 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time prior to or at the Time of Closing on the Closing Date and if applicable, in respect of the Additional Convertible Debentures, the Over-Allotment Closing Date.

12.6

The rights of termination contained in this Section 12 as may be exercised by the Underwriters are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

12.7

If the obligations of the Underwriters are terminated under this Agreement pursuant to these termination rights, the Corporation’s liabilities to the Underwriters shall be limited to the Corporation's obligations under Sections 5.1(i), 5.1(p), 6, 7.2, 11 and 12.

13.                    GENERAL

13.1

Any notice to be given hereunder shall be in writing and may be given by telecopier or by hand delivery and shall, in the case of notice to the Corporation, be addressed and telecopied or delivered to:

Great Basin Gold Ltd.
Suite 1108 – 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3
Attention:                Ferdi Dippenaar
Fax No.:                    1 604 684 8092

with a copy to (for informational purposes only and not constituting notice):

Lang Michener LLP
1500 Royal Centre,
1055 West Georgia Street,
Vancouver, British Columbia V6E 4N7
Attention:                Bernard J. Zinkhofer
Fax No.:                    1 604 685 7084

and in the case of the Underwriters, be addressed and telecopied or delivered to:

RBC Dominion Securities Inc.
P.O. Box 50, Royal Bank Plaza
Toronto, Ontario M5J 2W7
Attention:                Jason Ellefson
Fax No.:                    011 44 207 029 7924

BMO Nesbitt Burns Inc.
1 First Canadian Place
Toronto, Ontario M5X 1H3
Attention:               William Smith
Fax No.:                    011 44 207 248 5691

Raymond James Ltd.
2200 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2
Attention:                John Murphy
Fax No.:                    1 604 659 8398

Thomas Weisel Partners Canada Inc.
79 Wellington Street West
P.O. Box 37, 21st Floor
Toronto, Ontario M5K 1B7
Attention:                Rob Magwood
Fax No.:                    1 416 815 1808

with a copy to (for informational purposes only and not constituting notice):

Fasken Martineau DuMoulin LLP
2900 – 550 Burrard Street
Vancouver, British Columbia V6C 0A3
Attention:                Lata Casciano
Fax No.:                    1 604 631 3232

and to (for informational purposes only and not constituting notice):

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
Attention:                Martin Glass
Fax No.:                    1 212 355 3333

and if so given, shall be deemed to have been given and received upon receipt by the addressee if delivered, or one hour after being telecopied and receipt confirmed during normal business hours, as the case may be. The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

13.2

Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this Section 13.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

13.3

This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the Bid Letter provided that paragraph xi and xix of the Bid Letter shall survive the termination of the Bid Letter.

13.4	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

13.5

This Agreement, including the representations, warranties and covenants contained herein, shall survive the completion of the Offering hereunder and shall continue in full force and effect and be binding upon the Corporation notwithstanding the completion of the Offering.

13.6

No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

13.7

The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date and, if applicable, the Over-Allotment Closing Date, reasonably required in order to carry out the full intent and meaning of this Agreement.

13.8	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

13.9

This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein. Each of the Corporation and the Underwriters irrevocably submit to the non-exclusive jurisdiction of the courts of British Columbia with respect to any matter arising hereunder or relating hereto.

13.10	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

13.11

This Agreement may be signed by the parties in as many counterparts as may be deemed necessary and may be delivered by facsimile, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

[the remainder of this page is intentionally blank]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

Yours truly,

RBC DOMINION SECURITIES INC.

Per:	“Patrick Meier”
Patrick Meier

BMO NESBITT BURNS INC.

Per:	“William Smith”
William Smith

RAYMOND JAMES LTD

Per:	“John Murphy”
John Murphy

THOMAS WEISEL PARTNERS CANADA
INC.

Per:	“Rob Magwood”
Rob Magwood

The foregoing is accepted and agreed to effective as of the date appearing on the first page of this Agreement.

GREAT BASIN GOLD LTD.

Per:	“Ferdi Dippenaar”
Ferdi Dippenaar
President and CEO

SCHEDULE “A”

OUTSTANDING CONVERTIBLE SECURITIES

GREAT BASIN GOLD LTD.

SHARE CAPITAL, OPTIONS, WARRANTS OUTSTANDING

as of October 31, 2009

Common Shares	333,754,158

Other Equity Types
Stock Options	Expiry Date	Exercise Price	Number of Options	Number of Options
		(Cdn)	Outstanding	Exercisable
	April 18, 2010	$2.68	16,667	0
	November 9, 2010	$3.12	130,000	86,666
	December 31, 2010	$1.14	400,000	400,000
	February 4, 2011	$3.00	326,668	206,667
	February 18, 2011	$2.95	50,000	33,333
	March 18, 2011	$3.57	90,000	60,000
	April 30, 2011	$2.45	450,000	450,000
	May 21, 2011	$3.47	150,000	100,000
	August 18, 2011	$2.78	470,000	313,333
	October 30, 2011	$1.50	1,011,800	248,467
	December 11, 2011	$1.25	4,972,305	1,524,720
	February 11, 2012	$1.75	4,133,420	1,391,685
	April 18, 2012	$2.68	90,000	90,000
	July 15, 2012	$1.49	900,000	0
	October 9, 2012	$1.65	490,000	0
	April 10, 2013	$3.60	110,000	73,333
	December 11, 2013	$1.25	254,800	84,933
	January 14, 2014	$1.35	825,000	274,998
	February 11, 2014	$1.75	690,000	230,000
	April 12, 2014	$1.49	2,380,000	793,333
	July 15, 2014	$1.49	100,000	0
Grand Total			18,040,660	6,378,135
Average Option Price			$1.63	$1.77

	Expiry date	Exercise Price
		(Cdn unless
		noted otherwise)	Number Granted
Warrants (see Notes
below) outstanding as
of October 31, 2009
	September 30, 2010	ZAR 20.78	1,684,312
	October 15, 2010	$1.60	57,500,000
	December 12, 2011	$1.25	26,994,240
			86,178,552

Other rights to acquire Common Shares of the Corporation:

1.	1,684,312 Common Shares reserved for issuance pursuant to the exercise of warrants, at an exercise price of ZAR 20.78, referred to above.

2.	26,994,240 warrants each entitling the holder to acquire one Common Share at a price of $1.25 per Common Share until December 12, 2011.

3.	57,500,000 warrants each entitling the holder to acquire one Common Share at a price of $1.60 per Common Share until October 15, 2010.

4.	50,900,000 Common Shares reserved for issuance pursuant to the arrangement agreement dated February 4, 2008, as amended March 28, 2008 between the Corporation, Rusaf Gold Limited and 0814425 B.C. Ltd.

5.	Common Shares issuable pursuant to the exercise of 18,040,660 outstanding stock options, referred to above.

SCHEDULE “B”

PROPERTIES SUBJECT TO THE BURNSTONE MINING RIGHT

The following areas are covered by the mining right to the Burnstone Project.

PROPERTIES HELD UNDER PROSPECTING RIGHTS BUT NOT SUBJECT TO THE
BURNSTONE MINING RIGHT

The following areas of the Burnstone Project are covered by prospecting rights but are not subject of the mining right.

3

MP30/5/1/1/2/22PR	**Herpsfontein**	610 IR	Balfour	RE of Ptn 1
MP30/5/1/1/2/22PR	**Rustfontein**	548 IR	Balfour	Former Ptn 25 now forming part of Ptn 26
MP30/5/1/1/2/22PR	**Roodepoort**	598 IR	Balfour	Ptn 12
MP30/5/1/1/2/22PR	**Kleinfontein**	567 IR	Balfour	Former Ptn 2 now forming part of Solly Sombra 570 IR
MP30/5/1/1/2/22PR	**Zyferfontein**	567 IR	Balfour	Ptn 47
MP30/5/1/1/2/22PR	**Vlakfontein**	599 IR	Balfour	Ptn 6 (Ptn of 2)
MP30/5/1/1/2/22PR	**Roodepoort**	598 IR	Balfour	Ptn 5
MP30/5/1/1/2/22PR	**Witpoort**	545 IR	Balfour	Ptn 4 & 5
MP30/5/1/1/2/22PR	**Witpoort**	545 IR	Balfour	Ptn 4 & 5
MP30/5/1/1/2/22PR	**Witpoort**	545 IR	Balfour	Ptn 4 & 5
MP30/5/1/1/2/22PR	**Bakkiesfontein**	568 IR	Balfour	RE
MP30/5/1/1/2/22PR	**Doornhoek**	577 IR	Balfour	Ptn 18
MP30/5/1/1/2/22PR	**Silverbank**	611 IR	Balfour	Ptn 4 (r/e)
MP30/5/1/1/2/22PR	**Stryfontein**	609 IR	Balfour	Ptn 15 (ptn of 4)
MP30/5/1/1/2/22PR	**Witpoort**	565 IR	Balfour	Ptn 11
MP30/5/1/1/2/22PR	**Herpsfontein**	610 IR	Balfour	Ptn 14 (4)
MP30/5/1/1/2/22PR	**Doornhoek**	577 IR	Balfour	Ptn 17(r/e) Ptn of 5
MP30/5/1/1/2/22PR	**Witpoort**	565 IR	Balfour	Ptn 2(r/e)
MP30/5/1/1/2/22PR	**Witpoort**	565 IR	Balfour	Ptn 12 (ptn of 11)
MP30/5/1/1/2/22PR	**Witpoort**	565 IR	Balfour	Ptn 19 (ptn of 1)
MP30/5/1/1/2/22PR	**Witpoort**	565 IR	Balfour	Ptn 23 (ptn of 1)
MP30/5/1/1/2/22PR	**Witpoort**	565 IR	Balfour	Ptn 26 (ptn of 11)
MP30/5/1/1/2/22PR	**Witpoort**	565 IR	Balfour	Ptn 30 (ptn of 2)
MP30/5/1/1/2/22PR	**Witpoort**	565 IR	Balfour	Ptn 33 (ptn of 2)
MP30/5/1/1/2/22PR	**Roodepoort**	598 IR	Balfour	Ptn 7 (ptn of 1)
MP30/5/1/1/2/22PR	**Herpsfontein**	610 IR	Balfour	Ptn 7 (ptn of 1)
MP30/5/1/1/2/22PR	**Roodepoort**	598 IR	Balfour	Ptn 9 (r/e)
MP30/5/1/1/2/22PR	**Van Kolderskop**	547 IR	Balfour	Ptn 12 (ptn of 11)
MP30/5/1/1/2/22PR	**Van Kolderskop**	547 IR	Balfour	Ptn 18 (ptn of 17)
MP30/5/1/1/2/22PR	**Brakfontein**	513 IR	Balfour	Mineral Area 2 on the Remainder of the farm
MP30/5/1/1/2/22PR	**Van Kolderskop**	547 IR	Balfour	Ptn 17(r/e)
MP30/5/1/1/2/22PR	**Van Kolderskop**	547 IR	Balfour	Ptn 19 (ptn of 17)
MP30/5/1/1/2/22PR	**Van Kolderskop**	547 IR	Balfour	Ptn 20 (ptn of 17)
MP30/5/1/1/2/22PR	**Roodepoort**	598 IR	Balfour	Ptn 7
MP30/5/1/1/2/703PR	**Balfour**	557 IR		RE

4

MP30/5/1/1/2/703PR	**Vlakfontein**	556 IR		Ptn 12
MP30/5/1/1/2/703PR	**Zyferfontein**	576 IR		Ptn 15 (r/e) Ptn of 7
MP30/5/1/1/2/703PR	**Zyferfontein**	576 IR		Ptn of Ptn 55
MP30/5/1/1/2/703PR	**Zyferfontein**	576 IR		Ptn 68 (ptn of 55)
MP30/5/1/1/2/1030PR	**Rietbult Estates**	505 IR	Balfour	Ptn 5
MP30/5/1/1/2/1030PR	**Rietbult Estates**	505 IR	Balfour	Ptn 8
MP30/5/1/1/2/1030PR	**Rietbult Estates**	505 IR	Balfour	RE
MP30/5/1/1/2/1030PR	**Rietbult Estates**	505 IR	Balfour	RE 2
MP30/5/1/1/2/1030PR	**Rietbult Estates**	505 IR	Balfour	RE 3
MP30/5/1/1/2/1030PR	**Rietbult Estates**	505 IR	Balfour	RE 4
MP30/5/1/1/2/1030PR	**Rietbult Estates**	505 IR	Balfour	Ptn 9
MP30/5/1/1/2/1030PR	**Rietbult Estates**	505 IR	Balfour	Ptn 6
MP30/5/1/1/2/1030PR	**Rietbult Estates**	505 IR	Balfour	Was Ptn 10 now cons to Ptn 509IR
MP30/5/1/1/2/1030PR	**Rietbult Estates**	505 IR	Balfour	Ptn 7
MP30/5/1/1/2/1030PR	**Rietfontein**	561 IR	Balfour	Ptn 10
MP30/5/1/1/2/1030PR	**Rietfontein**	561 IR	Balfour	Ptn 11
MP30/5/1/1/2/1030PR	**Rietfontein**	561 IR	Balfour	Ptn 12
MP30/5/1/1/2/1030PR	**Rietfontein**	561 IR	Balfour	Ptn 13
MP30/5/1/1/2/1030PR	**Rietfontein**	561 IR	Balfour	Ptn 15 (Now Ptn 24)
MP30/5/1/1/2/1030PR	**Rietfontein**	561 IR	Balfour	Ptn 16
MP30/5/1/1/2/1030PR	**Rietfontein**	561 IR	Balfour	Ptn 20
MP30/5/1/1/2/1030PR	**Rietfontein**	561 IR	Balfour	Ptn 7
MP30/5/1/1/2/1030PR	**Rietfontein**	561 IR	Balfour	Ptn 8
MP30/5/1/1/2/1030PR	**Rietfontein**	561 IR	Balfour	Ptn 9
MP30/5/1/1/2/1030PR	**Roodepoort**	598 IR	Balfour	Ptn 14
MP30/5/1/1/2/1030PR	**Roodepoort**	598 IR	Balfour	Ptn 16
MP30/5/1/1/2/1030PR	**Roodepoort**	598 IR	Balfour	Ptn 18
MP30/5/1/1/2/1030PR	**Roodepoort**	598 IR	Balfour	Ptn 22
MP30/5/1/1/2/1030PR	**Roodepoort**	598 IR	Balfour	Ptn 24
MP30/5/1/1/2/1030PR	**Roodepoort**	598 IR	Balfour	Ptn 25
MP30/5/1/1/2/1030PR	**Roodepoort**	598 IR	Balfour	Ptn 26
MP30/5/1/1/2/1030PR	**Roodepoort**	598 IR	Balfour	Ptn 27
MP30/5/1/1/2/1030PR	**Roodepoort**	598 IR	Balfour	Ptn17
MP30/5/1/1/2/1030PR	**Roodepoort**	598 IR	Balfour	RE 13
MP30/5/1/1/2/1030PR	**Roodepoort**	598 IR	Balfour	RE 15

HOLLISTER PROPERTIES

CLAIM NAME	BLM NO.s	CLAIM NAME	BLM NO.s	CLAIM NAME	BLM NO.s
ANT 25	NMC-405046	JERRY 28	NMC-103793	JOE 7	NMC-428063
ANT 26	NMC-405047	JERRY 29	NMC-103794	JOE 8	NMC-428064
WDF 1	NMC-395835	JERRY 30	NMC-103795	JOE 9	NMC-428065
WDF 2	NMC-395836	LAY 11	NMC-402863	JOE 10	NMC-428066
WDF 37	NMC-395871	LAY 12	NMC-402864	JOE 11	NMC-428067
WDF 38	NMC-395872	LAY 13	NMC-402865	JOE 12	NMC-428068
MWB 1	NMC-515540	LAY 14	NMC-402866	JOE 13	NMC-428069
CLYN 96	NMC-679554	LAY 15	NMC-402867	JOE 14	NMC-428070
CLYN 97	NMC-679555	LAY 16	NMC-402868	JOE 15	NMC-428071
CLYN 98	NMC-679556	LAY 17	NMC-402869	JOE 16	NMC-428072
CLYN 99	NMC-679557	LAY 18	NMC-402870	HOL 10	NMC-500485
CLYN 100	NMC-679558	LAY 19	NMC-402871	HOL 11	NMC-500486
CLYN 101	NMC-679559	LAY 20	NMC-402872	HOL 12	NMC-500487
CLYN 142	NMC-679600	LAY 21	NMC-402873	HOL 13	NMC-500488
CLYN 143	NMC-679601	LAY 22	NMC-402874	HOL 14	NMC-500489
CLYN 145	NMC-679603	LAY 23	NMC-402875	HOL 15	NMC-500490
CLYN 146	NMC-679604	LAY 24	NMC-402876	HOL 16	NMC-500491
CLYN 147	NMC-679605	LAY 49	NMC-402901	HOL 17	NMC-500492
CLYN 148	NMC-679606	LAY 50	NMC-402902	HOL 18	NMC-500493
CLYN 149	NMC-679607	LAY 51	NMC-402903	HOL 29	NMC-500504
CLYN 150	NMC-679608	LAY 52	NMC-402904	HOL 30	NMC-500505
CLYN 151	NMC-679609	LAY 53	NMC-402905	CLYN 1	NMC-679459
CLYN 152	NMC-679610	LAY 54	NMC-402906	CLYN 2	NMC-679460
CLYN 153	NMC-679611	LAY 55	NMC-402907	CLYN 3	NMC-679461
CLYN 154	NMC-679612	LAY 56	NMC-402908	CLYN 4	NMC-679462
CLYN 155	NMC-679613	LAY 57	NMC-402909	CLYN 5	NMC-679463
CLYN 156	NMC-679614	LAY 58	NMC-402910	CLYN 6	NMC-679464
CLYN 157	NMC-679615	LAY 107	NMC-402959	CLYN 7	NMC-679465
CLYN 158	NMC-679616	LAY 109	NMC-402961	CLYN 8	NMC-679466
CLYN 159	NMC-679617	LAY 111	NMC-402963	CLYN 9	NMC-679467
CLYN 160	NMC-679618	LAY 113	NMC-402965	CLYN 10	NMC-679468
CLYN 196	NMC-679654	LAY 115	NMC-402967	CLYN 11	NMC-679469
CLYN 197	NMC-679655	ANT 8	NMC-405029	CLYN 12	NMC-679470
CLYN 198	NMC-679656	ANT 9	NMC-405030	CLYN 13	NMC-679471
CLYN 199	NMC-679657	ANT 10	NMC-405031	CLYN 14	NMC-679472
CLYN 200	NMC-679658	ANT 11	NMC-405032	CLYN 15	NMC-679473
CLYN 201	NMC-679659	ANT 12	NMC-405033	CLYN 16	NMC-679474
CLYN 202	NMC-679660	ANT 13	NMC-405034	CLYN 17	NMC-679475
CLYN 203	NMC-679661	ANT 14	NMC-405035	CLYN 18	NMC-679476
CLYN 204	NMC-679662	ANT 15	NMC-405036	CLYN 19	NMC-679477
CLYN 205	NMC-679663	ANT 16	NMC-405037	CLYN 20	NMC-679478
CLYN 206	NMC-679664	ANT 17	NMC-405038	CLYN 21	NMC-679479
CLYN 207	NMC-679665	ANT 18	NMC-405039	CLYN 22	NMC-679480
CLYN 208	NMC-679666	ANT 19	NMC-405040	CLYN 23	NMC-679481
CLYN 209	NMC-679667	ANT 20	NMC-405041	CLYN 24	NMC-679482
CLYN 210A	NMC-842947	ANT 21	NMC-405042	CLYN 25	NMC-679483
CLYN 211	NMC-679669	ANT 22	NMC-405043	CLYN 26	NMC-679484
CLYN 212	NMC-679670	ANT 23	NMC-405044	CLYN 27	NMC-679485
CLYN 217	NMC-679675	ANT 24	NMC-405045	CLYN 28	NMC-679486
CLYN 218	NMC-679676	ANT 27	NMC-405048	CLYN 29	NMC-679487
CLYN 219	NMC-679677	ANT 28	NMC-405049	CLYN 30	NMC-679488

CLYN 220	NMC-679678	ANT 29	NMC-405050	CLYN 31	NMC-679489
CLYN 222	NMC-679680	ANT 30	NMC-405051	CLYN 32	NMC-679490
CLYN 224	NMC-679682	JOE 1	NMC-428057	CLYN 33	NMC-679491
CLYN 226	NMC-679684	JOE 2	NMC-428058	CLYN 34	NMC-679492
CLYN 228	NMC-679686	JOE 3	NMC-428059	CLYN 35	NMC-679493
CLYN 140	NMC-679598	JOE 4	NMC-428060	CLYN 36	NMC-679494
JERRY 23	NMC-103790	JOE 5	NMC-428061	CLYN 37	NMC-679495
JERRY 24	NMC-103791	JOE 6	NMC-428062	CLYN 38	NMC-679496
CLYN 39	NMC-679497	CLYN 109	NMC-679567	WDF 48	NMC-395882
CLYN 40	NMC-679498	CLYN 110	NMC-679568	WDF 49	NMC-395883
CLYN 41	NMC-679499	CLYN 111	NMC-679569	WDF 50	NMC-395884
CLYN 42	NMC-679500	CLYN 112	NMC-679570	WDF 67	NMC-395901
CLYN 43	NMC-679501	CLYN 113	NMC-679571	WDF 68	NMC-395902
CLYN 44	NMC-679502	CLYN 114	NMC-679572	WDF 69	NMC-395903
CLYN 45	NMC-679503	CLYN 115	NMC-679573	WDF 70	NMC-395904
CLYN 46	NMC-679504	CLYN 116	NMC-679574	WDF 71	NMC-395905
CLYN 47	NMC-679505	CLYN 117	NMC-679575	WDF 72	NMC-395906
CLYN 48	NMC-679506	CLYN 118	NMC-679576	WDF 73	NMC-395907
CLYN 49	NMC-679507	CLYN 119	NMC-679577	WDF 74	NMC-395908
CLYN 50	NMC-679508	CLYN 120	NMC-679578	WDF 75	NMC-395909
CLYN 51	NMC-679509	CLYN 130	NMC-679588	WDF 76	NMC-395910
CLYN 52	NMC-679510	CLYN 131	NMC-679589	WDF 77	NMC-395911
CLYN 53	NMC-679511	CLYN 132	NMC-679590	WDF 78	NMC-395912
CLYN 54	NMC-679512	CLYN 133	NMC-679591	WDF 79	NMC-395913
CLYN 55	NMC-679513	CLYN 134	NMC-679592	WDF 80	NMC-395914
CLYN 56	NMC-679514	CLYN 135	NMC-679593	WDF 81	NMC-395915
CLYN 62	NMC-679520	CLYN 136	NMC-679594	WDF 82	NMC-395916
CLYN 63	NMC-679521	CLYN 137	NMC-679595	WDF 83	NMC-395917
CLYN 64	NMC-679522	CLYN 138	NMC-679596	WDF 84	NMC-395918
CLYN 65	NMC-679523	CLYN 139	NMC-679597	WDF 85	NMC-395919
CLYN 66	NMC-679524	WDF 6	NMC-395840	WDF 86	NMC-395920
CLYN 67	NMC-679525	WDF 3	NMC-395837	WDF 105	NMC-395939
CLYN 68	NMC-679526	WDF 4	NMC-395838	WDF 106	NMC-395940
CLYN 69	NMC-679527	WDF 7	NMC-395841	WDF 107	NMC-395941
CLYN 70	NMC-679528	WDF 8	NMC-395842	WDF 108	NMC-395942
CLYN 71	NMC-679529	WDF 9	NMC-395843	WDF 109	NMC-395943
CLYN 72	NMC-679530	WDF 10	NMC-395844	WDF 110	NMC-395944
CLYN 73	NMC-679531	WDF 11	NMC-395845	WDF 111	NMC-395945
CLYN 74	NMC-679532	WDF 12	NMC-395846	WDF 112	NMC-395946
CLYN 75	NMC-679533	WDF 13	NMC-395847	WDF 113	NMC-395947
CLYN 76	NMC-679534	WDF 14	NMC-395848	WDF 114	NMC-395948
CLYN 77	NMC-679535	WDF 15	NMC-395849	WDF 115	NMC-395949
CLYN 78	NMC-679536	WDF 16	NMC-395850	WDF 116	NMC-395950
CLYN 79	NMC-679537	WDF 17	NMC-395851	WDF 117	NMC-395951
CLYN 80	NMC-679538	WDF 18	NMC-395852	WDF 118	NMC-395952
CLYN 81	NMC-679539	WDF 19	NMC-395853	WDF 119	NMC-395953
CLYN 82	NMC-679540	WDF 25	NMC-395859	WDF 120	NMC-395954
CLYN 83	NMC-679541	WDF 26	NMC-395860	WDF 121	NMC-395955
CLYN 84	NMC-679542	WDF 27	NMC-395861	WDF 157	NMC-395976
CLYN 85	NMC-679543	WDF 28	NMC-395862	WDF 158	NMC-395977
CLYN 86	NMC-679544	WDF 29	NMC-395863	WDF 159	NMC-395978
CLYN 87	NMC-679545	WDF 30	NMC-395864	WDF 160	NMC-395979
CLYN 88	NMC-679546	WDF 31	NMC-395865	WDF 161	NMC-395980
CLYN 89	NMC-679547	WDF 32	NMC-395866	WDF 162	NMC-395981
CLYN 90	NMC-679548	WDF 33	NMC-395867	WDF 163	NMC-395982
CLYN 91	NMC-679549	WDF 34	NMC-395868	WDF 164	NMC-395983

CLYN 92	NMC-679550	WDF 35	NMC-395869	WDF 165	NMC-395984
CLYN 93	NMC-679551	WDF 36	NMC-395870	WDF 216	NMC-396020
CLYN 94	NMC-679552	WDF 39	NMC-395873	WDF 5	NMC-395839
CLYN 95	NMC-679553	WDF 40	NMC-395874	MWB 2	NMC-515541
CLYN 102	NMC-679560	WDF 41	NMC-395875	CLYN 128	NMC-679586
CLYN 103	NMC-679561	WDF 42	NMC-395876	CLYN 129	NMC-679587
CLYN 104	NMC-679562	WDF 43	NMC-395877	CLYN 57	NMC-679515
CLYN 105	NMC-679563	WDF 44	NMC-395878	CLYN 58	NMC-679516
CLYN 106	NMC-679564	WDF 45	NMC-395879	CLYN 59	NMC-679517
CLYN 107	NMC-679565	WDF 46	NMC-395880	CLYN 60	NMC-679518
CLYN 108	NMC-679566	WDF 47	NMC-395881	CLYN 61	NMC-679519
CLYN 121	NMC-679579	CLYN 236	NMC-679694	GAPFILLER	NMC-103767
CLYN 122	NMC-679580	CLYN 237	NMC-679695	GAPFILLER 1	NMC-103768
CLYN 123	NMC-679581	CLYN 238	NMC-679696	JERRY 1	NMC-103769
CLYN 124	NMC-679582	CLYN 239	NMC-679697	JERRY 2	NMC-103770
CLYN 125	NMC-679583	CLYN 240	NMC-679698	JERRY 3	NMC-103771
CLYN 126	NMC-679584	CLYN 241	NMC-679699	JERRY 4	NMC-103772
CLYN 127	NMC-679585	CLYN 242	NMC-679700	JERRY 5	NMC-103773
CLYN 141	NMC-679599	CLYN 243	NMC-679701	JERRY 6	NMC-103774
CLYN 144	NMC-679602	CLYN 244	NMC-679702	JERRY 7	NMC-103775
CLYN 161	NMC-679619	CLYN 245	NMC-679703	JERRY 8	NMC-103776
CLYN 162	NMC-679620	CLYN 246	NMC-679704	JERRY 9	NMC-103777
CLYN 163	NMC-679621	CLYN 247	NMC-679705	JERRY 10	NMC-103778
CLYN 164	NMC-679622	CLYN 248	NMC-679706	JERRY 11	NMC-103779
CLYN 165	NMC-679623	CLYN 249	NMC-679707	JERRY 12	NMC-103780
CLYN 166	NMC-679624	CLYN 250	NMC-679708	JERRY 13	NMC-103781
CLYN 167	NMC-679625	CLYN 251	NMC-679709	JERRY 14	NMC-103782
CLYN 168	NMC-679626	CLYN 252	NMC-679710	JERRY 15	NMC-103783
CLYN 169	NMC-679627	CLYN 253	NMC-679711	JERRY 16	NMC-103784
CLYN 170	NMC-679628	CLYN 254	NMC-679712	JERRY 17	NMC-103785
CLYN 171	NMC-679629	CLYN 255	NMC-679713	JERRY 18	NMC-103786
CLYN 172	NMC-679630	CLYN 256	NMC-679714	JERRY 19	NMC-103787
CLYN 173	NMC-679631	CLYN 257	NMC-679715	JERRY 20	NMC-103788
CLYN 174	NMC-679632	CLYN 258	NMC-679716	JERRY 21	NMC-103789
CLYN 175	NMC-679633	CLYN 259	NMC-679717	JERRY 25	NMC-103792
CLYN 176	NMC-679634	CLYN 260	NMC-679718	JERRY 31	NMC-103796
CLYN 177	NMC-679635	CLYN 261	NMC-685077	PICKUP 1	NMC-617440
CLYN 178	NMC-679636	ROSIE 53A	NMC-685130	HAROLDS CLUB 1A	NMC-681147
CLYN 179	NMC-679637	ROSIE 54A	NMC-685131	HAROLDS CLUB 2A	NMC-681148
CLYN 180	NMC-679638	ROSIE 55A	NMC-685132	HAROLDS CLUB 3A	NMC-681149
CLYN 181	NMC-679639	ROSIE 56A	NMC-685133	HAROLDS CLUB 4A	NMC-681150
CLYN 182	NMC-679640	ROSIE 57A	NMC-685134	HAROLDS CLUB 5A	NMC-681151
CLYN 183	NMC-679641	ROSIE 58A	NMC-685135	HAROLDS CLUB 8A	NMC-681152
CLYN 184	NMC-679642	ROSIE 59A	NMC-685136	ROBBIE 1A	NMC-680346
CLYN 185	NMC-679643	ROSIE 60A	NMC-685137	ROBBIE 3A	NMC-680347
CLYN 186	NMC-679644	ROSIE 61A	NMC-685138	ROBBIE 5A	NMC-680348
CLYN 187	NMC-679645	ROSIE 62A	NMC-685139	ROBBIE 6A	NMC-680349
CLYN 188	NMC-679646	ROSIE 63A	NMC-685140	ROBBIE 7A	NMC-680350
CLYN 189	NMC-679647	ROSIE 64A	NMC-685141	ROBBIE 8A	NMC-680351
CLYN 190	NMC-679648	ROSIE 65A	NMC-685142	ROBBIE 9A	NMC-680352
CLYN 191	NMC-679649	ROSIE 66A	NMC-685143	ROBBIE 10A	NMC-680353
CLYN 192	NMC-679650	ROSIE 67A	NMC-685144	ROBBIE 11A	NMC-680354
CLYN 193	NMC-679651	OLD TIMERS 5	NMC-087306	ROBBIE 12A	NMC-680355
CLYN 194	NMC-679652	OLD TIMERS 6	NMC-087307	ROBBIE 13A	NMC-680356
CLYN 195	NMC-679653	OLD TIMERS 7	NMC-087308	ROBBIE 14A	NMC-680357
CLYN 213	NMC-679671	OLD TIMERS 8	NMC-087309	ROBBIE 15A	NMC-680358

CLYN 214	NMC-679672	OLD TIMERS 9	NMC-087310	ROBBIE 16A	NMC-680359
CLYN 215	NMC-679673	JIGGS 1	NMC-087311	ROBBIE 17A	NMC-680360
CLYN 216	NMC-679674	JIGGS 2	NMC-087312	ROBBIE 18A	NMC-680361
CLYN 221	NMC-679679	JIGGS 3	NMC-087313	ROBBIE 19A	NMC-680362
CLYN 223	NMC-679681	JIGGS 4	NMC-087314	ROBBIE 20A	NMC-680363
CLYN 225	NMC-679683	JIGGS 5	NMC-087315	ROBBIE 21A	NMC-680364
CLYN 227	NMC-679685	CAR 1	NMC-103752	ROBBIE 22A	NMC-680365
CLYN 229	NMC-679687	CAR 2	NMC-103753	ROBBIE 23A	NMC-680366
CLYN 230	NMC-679688	CAR 3	NMC-103754	ROBBIE 24A	NMC-680367
CLYN 231A	NMC-843122	CAR 4	NMC-103755	ROBBIE 25A	NMC-680368
CLYN 232	NMC-679690	CAR 5	NMC-103756	ROBBIE 26A	NMC-680369
CLYN 233A	NMC-843123	BILLY 6	NMC-103763	ROBBIE 27A	NMC-680370
CLYN 234	NMC-679692	BILLY 7	NMC-103764	ROBBIE 28A	NMC-680371
CLYN 235	NMC-679693	PICKUP 2	NMC-103765	ROBBIE 29A	NMC-680372
ROBBIE 30A	NMC-680373	ROBBIE 91A	NMC-680432	HO 39	NMC-788855
ROBBIE 31A	NMC-680374	ROBBIE 92A	NMC-680433	HO 40	NMC-788856
ROBBIE 32A	NMC-680375	ROBBIE 93A	NMC-680434	HO 41	NMC-788857
ROBBIE 33A	NMC-680376	ROBBIE 94A	NMC-680435	HO 42	NMC-788858
ROBBIE 34A	NMC-680377	ROBBIE 95A	NMC-680436	HO 43	NMC-788859
ROBBIE 37A	NMC-680378	ROBBIE 96A	NMC-680437	HO 44	NMC-788860
ROBBIE 38A	NMC-680379	ROBBIE 97A	NMC-680438	HO 45	NMC-788861
ROBBIE 39A	NMC-680380	ROBBIE 98A	NMC-680439	HO 46	NMC-788862
ROBBIE 40A	NMC-680381	ROBBIE 99A	NMC-680440	HO 47	NMC-788863
ROBBIE 41A	NMC-680382	ROBBIE 100A	NMC-680441	HO 48	NMC-788864
ROBBIE 42A	NMC-680383	ROBBIE 101A	NMC-680442	HO 49	NMC-788865
ROBBIE 43A	NMC-680384	ROBBIE 102A	NMC-680443	HO 50	NMC-788866
ROBBIE 44A	NMC-680385	ROBBIE 103A	NMC-680444	HO 51	NMC-788867
ROBBIE 45A	NMC-680386	ROBBIE 104A	NMC-680445	HO 52	NMC-788868
ROBBIE 46A	NMC-680387	ROBBIE 105A	NMC-680446	HO 53	NMC-788869
ROBBIE 47A	NMC-680388	ROBBIE 106A	NMC-680447	HO 54	NMC-788870
ROBBIE 48A	NMC-680389	ROBBIE 107A	NMC-680448	HO 55	NMC-788871
ROBBIE 49A	NMC-680390	ROBBIE 108A	NMC-680449	HO 56	NMC-788872
ROBBIE 50A	NMC-680391	ROBBIE 109A	NMC-680450	HO 57	NMC-788873
ROBBIE 51A	NMC-680392	ROBBIE 110A	NMC-680451	HO 58	NMC-788874
ROBBIE 52A	NMC-680393	ROBBIE 111A	NMC-680452	HO 59	NMC-788875
ROBBIE 53A	NMC-680394	HO 1	NMC-788817	HO 60	NMC-788876
ROBBIE 54A	NMC-680395	HO 2	NMC-788818	HO 61	NMC-788877
ROBBIE 55A	NMC-680396	HO 3	NMC-788819	HO 62	NMC-788878
ROBBIE 56A	NMC-680397	HO 4	NMC-788820	HO 63	NMC-788879
ROBBIE 57A	NMC-680398	HO 5	NMC-788821	HO 64	NMC-788880
ROBBIE 58A	NMC-680399	HO 6	NMC-788822	HO 65	NMC-788881
ROBBIE 59A	NMC-680400	HO 7	NMC-788823	HO 66	NMC-788882
ROBBIE 60A	NMC-680401	HO 8	NMC-788824	HO 67	NMC-788883
ROBBIE 61A	NMC-680402	HO 9	NMC-788825	HO 68	NMC-788884
ROBBIE 62A	NMC-680403	HO 10	NMC-788826	HO 69	NMC-788885
ROBBIE 63A	NMC-680404	HO 11	NMC-788827	HO 70	NMC-788886
ROBBIE 64A	NMC-680405	HO 12	NMC-788828	HO 71	NMC-788887
ROBBIE 65A	NMC-680406	HO 13	NMC-788829	HO 72	NMC-788888
ROBBIE 66A	NMC-680407	HO 14	NMC-788830	HO 73	NMC-788889
ROBBIE 67A	NMC-680408	HO 15	NMC-788831	HO 74	NMC-788890
ROBBIE 68A	NMC-680409	HO 16	NMC-788832	HO 75	NMC-788891
ROBBIE 69A	NMC-680410	HO 17	NMC-788833	HO 76	NMC-788892
ROBBIE 70A	NMC-680411	HO 18	NMC-788834	HO 77	NMC-788893
ROBBIE 71A	NMC-680412	HO 19	NMC-788835	HO 78	NMC-788894
ROBBIE 72A	NMC-680413	HO 20	NMC-788836	HO 79	NMC-788895
ROBBIE 73A	NMC-680414	HO 21	NMC-788837	HO 80	NMC-788896

ROBBIE 74A	NMC-680415	HO 22	NMC-788838	HO 81	NMC-788897
ROBBIE 75A	NMC-680416	HO 23	NMC-788839	HO 82	NMC-788898
ROBBIE 76A	NMC-680417	HO 24	NMC-788840	HO 83	NMC-788899
ROBBIE 77A	NMC-680418	HO 25	NMC-788841	HO 84	NMC-788900
ROBBIE 78A	NMC-680419	HO 26	NMC-788842	HO 85	NMC-788901
ROBBIE 79A	NMC-680420	HO 27	NMC-788843	HO 86	NMC-788902
ROBBIE 80A	NMC-680421	HO 28	NMC-788844	HO 87	NMC-788903
ROBBIE 81A	NMC-680422	HO 29	NMC-788845	HO 88	NMC-788904
ROBBIE 82A	NMC-680423	HO 30	NMC-788846	HO 89	NMC-788905
ROBBIE 83A	NMC-680424	HO 31	NMC-788847	HO 90	NMC-788906
ROBBIE 84A	NMC-680425	HO 32	NMC-788848	HO 91	NMC-788907
ROBBIE 85A	NMC-680426	HO 33	NMC-788849	HO 92	NMC-788908
ROBBIE 86A	NMC-680427	HO 34	NMC-788850	HO 93	NMC-788909
ROBBIE 87A	NMC-680428	HO 35	NMC-788851	HO 94	NMC-788910
ROBBIE 88A	NMC-680429	HO 36	NMC-788852	HO 95	NMC-788911
ROBBIE 89A	NMC-680430	HO 37	NMC-788853	HO 96	NMC-788912
ROBBIE 90A	NMC-680431	HO 38	NMC-788854	HO 97	NMC-788913
HO 98	NMC-788914	AAG 15A	NMC-750332	AAG 75A	NMC-750391
HO 99	NMC-788915	AAG 16A	NMC-750333	AAG 76A	NMC-750392
HO 100	NMC-788916	AAG 17A	NMC-750334	AAG 77A	NMC-750393
HO 101	NMC-788917	AAG 18A	NMC-750335	AAG 78A	NMC-750394
HO 102	NMC-788918	AAG 19A	NMC-750336	AAG 79A	NMC-750395
HO 103	NMC-788919	AAG 20A	NMC-750337	AAG 80A	NMC-750396
HO 104	NMC-788920	AAG 21A	NMC-750338	AAG 81A	NMC-750397
HO 105	NMC-788921	AAG 22A	NMC-750339	AAG 82A	NMC-750398
HO 106	NMC-788922	AAG 23A	NMC-750340	AAG 83A	NMC-750399
HO 107	NMC-788923	AAG 24A	NMC-750341	AAG 84A	NMC-750400
HO 108	NMC-788924	AAG 25A	NMC-750342	AAG 85A	NMC-750401
HO 109	NMC-788925	AAG 26A	NMC-750343	AAG 86A	NMC-750402
HO 110	NMC-788926	AAG 27A	NMC-750344	AAG 87A	NMC-750403
HO 111	NMC-788927	AAG 28A	NMC-750345	AAG 88A	NMC-750404
HO 112	NMC-788928	AAG 29A	NMC-750346	AAG 89A	NMC-750405
HO 113	NMC-788929	AAG 30A	NMC-750347	AAG 90A	NMC-750406
HO 114	NMC-788930	AAG 31A	NMC-750348	AAG 91A	NMC-750407
HO 115	NMC-788931	AAG 32A	NMC-750349	AAG 92A	NMC-750408
HO 116	NMC-788932	AAG 33A	NMC-750350	AAG 93A	NMC-750409
HO 117	NMC-788933	AAG 34A	NMC-750351	AAG 94A	NMC-750410
HO 118	NMC-788934	AAG 35A	NMC-750352	AAG 95A	NMC-750411
HO 119	NMC-788935	AAG 36A	NMC-750353	AAG 96A	NMC-750412
HO 120	NMC-788936	AAG 37A	NMC-750354	AAG 97A	NMC-750413
HO 121	NMC-788937	AAG 38A	NMC-750355	AAG 98A	NMC-750414
HO 122	NMC-788938	AAG 39A	NMC-750356	AAG 99A	NMC-750415
HO 123	NMC-788939	AAG 40A	NMC-750357	AAG 100A	NMC-750416
HO 124	NMC-788940	AAG 41A	NMC-750358	AAG 101A	NMC-750417
HO 125	NMC-788941	AAG 43A	NMC-750359	AAG 102A	NMC-750418
HO 126	NMC-788942	AAG 44A	NMC-750360	AAG 103A	NMC-750419
HO 127	NMC-788943	AAG 45A	NMC-750361	AAG 104A	NMC-750420
HO 128	NMC-788944	AAG 46A	NMC-750362	AAG 105A	NMC-750421
HO 129	NMC-788945	AAG 47A	NMC-750363	AAG 106A	NMC-750422
HO 130	NMC-788946	AAG 48A	NMC-750364	AAG 107A	NMC-750423
HO 131	NMC-788947	AAG 49A	NMC-750365	SC1	NMC-796330
HO 132	NMC-788948	AAG 50A	NMC-750366	SC2	NMC-796331
HO 133	NMC-790311	AAG 51A	NMC-750367	SC3	NMC-796332
HO 134	NMC-790312	AAG 52A	NMC-750368	SC4	NMC-796333
HO 135	NMC-790313	AAG 53A	NMC-750369	SC5	NMC-796334
HO 136	NMC-790314	AAG 54A	NMC-750370	SC6	NMC-796335

HO 137	NMC-790315	AAG 55A	NMC-750371	SC7	NMC-796336
HO 138	NMC-790316	AAG 56A	NMC-750372	SC8	NMC-796337
HO 139	NMC-790317	AAG 57A	NMC-750373	SC9	NMC-796338
BMA 31B	NMC-750315	AAG 58A	NMC-750374	SC10	NMC-796339
BMA 32B	NMC-750316	AAG 59A	NMC-750375	SC11	NMC-796340
BMA 33B	NMC-750317	AAG 60A	NMC-750376	SC12	NMC-796341
AAG 1A	NMC-750318	AAG 61A	NMC-750377	SC13	NMC-796342
AAG 2A	NMC-750319	AAG 62A	NMC-750378	SC14	NMC-796343
AAG 3A	NMC-750320	AAG 63A	NMC-750379	SC15	NMC-796344
AAG 4A	NMC-750321	AAG 64A	NMC-750380	SC16	NMC-796345
AAG 5A	NMC-750322	AAG 65A	NMC-750381	SC17	NMC-796346
AAG 6A	NMC-750323	AAG 66A	NMC-750382	SC18	NMC-796347
AAG 7A	NMC-750324	AAG 67A	NMC-750383	SC19	NMC-796348
AAG 8A	NMC-750325	AAG 68A	NMC-750384	SC20	NMC-796349
AAG 9A	NMC-750326	AAG 69A	NMC-750385	SC21	NMC-796350
AAG 10A	NMC-750327	AAG 70A	NMC-750386	SC22	NMC-796351
AAG 11A	NMC-750328	AAG 71A	NMC-750387	SC23	NMC-796352
AAG 12A	NMC-750329	AAG 72A	NMC-750388	SC24	NMC-796353
AAG 13A	NMC-750330	AAG 73A	NMC-750389	SC25	NMC-796354
AAG 14A	NMC-750331	AAG 74A	NMC-750390	SC26	NMC-796355
SC27	NMC-796356	SC51	NMC-796380	JO 10	NMC-870759
SC28	NMC-796357	SC52	NMC-796381	JO 11	NMC-870760
SC29	NMC-796358	SC53	NMC-796382	JO 12	NMC-870761
SC30	NMC-796359	SC54	NMC-796383	JO 13	NMC-870762
SC31	NMC-796360	SC55	NMC-796384	RIB1	853444
SC32	NMC-796361	SC56	NMC-796385	RIB2	853445
SC33	NMC-796362	SC57	NMC-796386	RIB3	853445
SC34	NMC-796363	SC58	NMC-796387	RIB4	853446
SC35	NMC-796364	SC59	NMC-796388	RIB5	853447
SC36	NMC-796365	SC60	NMC-796389	RIB6	853448
SC37	NMC-796366	SC61	NMC-796390	RIB7	853449
SC38	NMC-796367	SC62	NMC-796391	RIB8	853450
SC39	NMC-796368	SC63	NMC-796392	RIB9	853451
SC40	NMC-796369	SC64	NMC-796393	RIB10	853452
SC41	NMC-796370	SC65	NMC-796394	RIB11	853453
SC42	NMC-796371	JO 1	NMC-870750	RIB12	853454
SC43	NMC-796372	JO 2	NMC-870751	RIB13	853455
SC44	NMC-796373	JO 3	NMC-870752
SC45	NMC-796374	JO 4	NMC-870753
SC46	NMC-796375	JO 5	NMC-870754
SC47	NMC-796376	JO 6	NMC-870755
SC48	NMC-796377	JO 7	NMC-870756
SC49	NMC-796378	JO 8	NMC-870757
SC50	NMC-796379	JO 9	NMC-870758

SCHEDULE “C”

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
N5C Resources Inc.	Cayman Islands	100%
N6C Resources Inc.	Cayman Islands	100%
Kryso Resources PLC	UK	15%
Great Basin Gold RSA (Pty Ltd.)	South Africa	100%
Puma Gold (Pty Ltd.)	South Africa	100%
Southgold Exploration (Pty) Ltd.	South Africa	100%
Boulder Investments Ltd.	Cyprus	100%
Shield Resources Ltd.	Tanzania	100%
Kurils Holdings Ltd.	BVI	100%
Kurils Project Holdings Ltd.	BVI	100%
Kurils Resources LLC	Russia	100%
Franklyn Ltd.	BVI	100%
Reef Miners Ltd.	Tanzania	100%
Graceholme Finance Ltd.	BVI	100%
Premier Resources Ltd.	Tanzania	100%
Goldtone Ltd.	BVI	100%
Protocol Exploration Ltd.	Tanzania	100%
GBG Rusaf Gold Ltd.	BC, Canada	100% of Common Shares
Antler Peak Gold Inc.	Nevada, USA	100%
Great Basin Gold Ltd.	Nevada, USA	100%
Rodeo Creek Gold Inc.	Nevada, USA	100%
Touchstone Resources Company	Nevada, USA	100%
Hollister Ventures Corporation	Nevada, USA	100%

SCHEDULE “D”

MATERIAL SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Great Basin Gold Inc.	Nevada, USA	100%
Rodeo Creek Gold Inc.	Nevada, USA	100%
Antler Peak Gold Inc.	Nevada, USA	100%
Touchstone Resources Company	Nevada, USA	100%
Southgold Exploration (Pty) Ltd.	South Africa	100%
N5C Resources Inc.	Cayman Islands	100%
N6C Resources Inc.	Cayman Islands	100%
Great Basin Gold RSA (Pty) Ltd.	South Africa	100%

SCHEDULE “E”

FORM OF LOCK-UP AGREEMENT

November      , 2009

RBC Dominion Securities Inc.
BMO Nesbitt Burns Inc.
Raymond James Ltd.
Thomas Weisel Partners Canada Inc.
c/o RBC Dominion Securities Inc.
P.O. Box 50, Royal Bank Plaza
Toronto, Ontario M5J 2W7

Re:      Great Basin Gold Ltd. – Lock-Up Agreement

Gentlemen:

The undersigned, a securityholder of Great Basin Gold Ltd. (the “Corporation”), understands that RBC Dominion Securities Inc. (the “Lead Underwriter”), BMO Nesbitt Burns Inc., Raymond James Ltd. and Thomas Weisel Partners Canada Inc. (collectively, the “Underwriters”) have entered into an underwriting agreement with the Corporation providing for a bought deal public offering in Canada and concurrent private placement in the United States (the “Offering”) of Convertible Debentures of the Corporation. The undersigned also acknowledges that the Underwriters have requested that the undersigned enter into this agreement as a condition of completion of the Offering and that, in consideration of the Offering and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by the undersigned, the undersigned has agreed to enter into this Lock-Up Agreement in favour of the Underwriters.

The undersigned represents and agrees that during the period beginning from the date hereof and ending 90 days from the closing date of the Offering (the “Lock-Up Period”), he or it shall not (and shall cause its affiliates not to) issue, offer, pledge, sell, grant any option or contract to purchase, any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, make any short sale or otherwise dispose of or monetize any Common Shares of the Corporation, or any securities convertible into, exerciseable or exchangeable for Common Shares of the Corporation, or any securities that represent the right to receive, Common Shares of the Corporation, now owned directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned has beneficial ownership (collectively, the “Undersigned’s Securities”) or enter into any swap, forward or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of the Undersigned’s Securities whether any such transaction in this paragraph is to be settled by delivery of Common Shares or such other securities, in cash or otherwise (other than Common Shares to be issued upon conversion of the Convertible Debentures, and issuances of Common Shares in connection with the exercise of outstanding options or warrants under an existing stock option plan or employee share purchase plan), or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

Notwithstanding the foregoing, the undersigned may offer, sell, contract to sell, transfer, assign, pledge, grant an option to purchase, make any short sale or otherwise dispose of any of the Undersigned’s Securities, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Undersigned’s Securities, whether directly or indirectly, during the Lock-Up Period:

1.	with the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld;

2.

without the consent of the Underwriters, in order for the undersigned to sell, transfer or tender the Undersigned’s Securities (or any of them) to a bona fide take-over bid made to all holders of Common Shares; provided, however, that in such case it shall be a condition of the sale, transfer or tender that if such take-over bid is not completed during the Lock-Up Period, any Common Shares subject to this Lock-Up Agreement shall remain subject to the restrictions herein;

3.

without the consent of the Underwriters, where the undersigned exercises any options or warrants provided that any underlying securities issued by the Corporation on such exercise remain part of the Undersigned’s Securities for purposes of this Lock-Up Agreement; and

4.

without the consent of the Underwriters, (A) pursuant to gifts and transfers by will or intestacy and (B) pursuant to transfers to (i) the undersigned’s members, partners, affiliates or immediate family or (ii) a trust, the beneficiaries of which are the undersigned and/or members of the undersigned’s immediate family; provided in each such case that, as a pre-condition to (A) and (B) the donee or transferee agrees in writing to be bound by the foregoing in the same manner as it applies to the undersigned. “Immediate family” shall mean spouse, lineal descendants, father, mother, brother or sister of the transferor and father, mother, brother or sister of the transferor’s spouse.

The undersigned understands that the Corporation and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and assigns, and shall enure to the benefit of the Corporation, the Underwriters and their legal representatives, successors and assigns. This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and the parties hereto hereby agree to attorn to the non-exclusive jurisdictions of the court of the Province of British Columbia in connection with any dispute or claim hereunder.

DATED this ___ day of November, 2009

[NAME OF SUBJECT SHAREHOLDER]

Per: ________________________________________
Name:
Title:
I have authority to bind the Corporation.

SCHEDULE “F”

FORM OF U.S. LEGAL OPINION OF U.S. SECURITIES COUNSEL

Based on the foregoing examinations and assumptions and subject to the qualifications and exclusions stated herein, we are of the opinion that:

1.

The Convertible Debentures and Adjustment Shares have been approved for issuance by NYSE AMEX LLC, subject to Standard Listing Conditions, and the Debenture Shares have been approved for listing and, upon and subject to official notice of issuance, will be admitted and authorized for trading on the NYSE AMEX LLC.

2.

The Corporation is not and, after giving effect to the Offering and the application of the proceeds thereof in the manner described in the Final Prospectus, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended.

3.	The offer and sale of the Convertible Debentures does not require registration under the U.S. Securities Act.

4.	The Debenture Shares Registration Statement has become effective under the U.S. Securities Act.

5.	The Debenture Shares Form F-X was filed with the SEC prior to the effectiveness of the Debenture Shares Registration Statement.

SCHEDULE “G”
TERMS FOR OFFERING TO U.S. PURCHASERS

UNITED STATES OFFERS AND SALES

As used in this Schedule “G” and related appendices, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “G” is annexed and the following terms shall have the meanings indicated:

(a)	“Accredited Investor” means an entity that is an “accredited investor” within the meaning of Rule 501(a) of Regulation D;

(b)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Convertible Debentures or Debenture Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Convertible Debentures;

(c)	“Distribution Compliance Period” means 40 days after the later of the commencement of the Offering and the issue date of the Convertible Debentures.

(d)

“Foreign Private Issuer” shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the issuer’s outstanding voting securities are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors of the issuer are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(e)

“General Solicitation or General Advertising” means “general solicitation or general advertising”, as used in Rule 502(c) of Regulation D, including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(f)	“Qualified Institutional Buyer” means a qualified institutional buyer as that term is defined in Rule 144A;

(g)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(h)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(i)	“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

(j)	“SEC” means the United States Securities and Exchange Commission;

(k)	“Securities” means the Convertible Debentures and the Debenture Shares;

(l)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

(m)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(n)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(o)	“U.S. Person” means a “U.S. person” as that term is defined in Regulation S;

(p)

“U.S. Purchaser” means (a) any U.S. Person or person purchasing the Convertible Debentures in the United States, (b) any person purchasing the Convertible Debentures on behalf of any U.S. Person or person in the United States, (c) any person that receives or received an offer of the Convertible Debentures while in the United States, and (d) any person that is in the United States at the time the person’s buy order was made; and

(q)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

Representations, Warranties and Covenants of the Underwriters

                          Each Underwriter, on behalf of itself and its U.S. Affiliate, acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and the Convertible Debentures may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Accordingly, each Underwriter, on behalf of itself and its U.S. Affiliate, represents, warrants and covenants to and with the Corporation that:

1.

It has not offered and sold, and will not offer and sell, any Convertible Debentures forming part of its allotment described in Section 8.1 of the Underwriting Agreement except (a) in accordance with Rule 903 of Regulation S, or (b) in the United States and to, or for the account or benefit of, U. S. Persons as provided in paragraphs 2 through 13 below. Accordingly, neither the Underwriter nor any of its affiliates nor any persons acting on its or their behalf, has made or will make (except as permitted in paragraphs 2 through 13 below) (i) any offer to sell or any solicitation of an offer to buy, any Convertible Debentures to any person in the United States or any U.S. Person, (ii) any sale of Convertible Debentures to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U. S. Person, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States and not a U.S. Person, or (iii) any Directed Selling Efforts in the United States with respect to the Securities.

2.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Convertible Debentures, except with its affiliates, any selling firms or with the prior written consent of the Corporation. It shall require each selling firm to agree, for the benefit of the Corporation, to comply with, and shall use its reasonable efforts to ensure that each selling firm complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling firm.

3.

All offers and sales of Convertible Debentures in the United States and to, or for the account or benefit of, U.S. Persons have been and will be effected by or through the Underwriter's U.S. Affiliate, which on the dates of such offers and sales was and will be a duly registered broker or dealer pursuant to section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was and will be a member in good standing with the Financial Industry Regulatory Authority Inc. All offers and sales of the Convertible Debentures in the United States and to, or for the account or benefit of, U.S. Persons will be made in accordance with all applicable United States federal and state securities (including broker-dealer) laws.

4.

It and its affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, Convertible Debentures in the United States or to, or for the account or benefit of, U.S. Persons by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of section 4(2) of the U.S. Securities Act.

5.

Any offer, sale or solicitation of an offer to buy Convertible Debentures that has been made or will be made by it in the United States or to, or for the account or benefit of, a U.S. Person was or will be made only (i) on behalf of the Underwriter or its U.S. Affiliate, acting as principal, in compliance with Rule 144A to persons reasonably believed to be Qualified Institutional Buyers, or (ii) on behalf of the Corporation in compliance with Rule 506 of Regulation D to persons reasonably believed to be Accredited Investors. All offers, sales and solicitations of offers to buy Convertible Debentures that have been made or will be made by it in the United States or to, or for the account or benefit of, a U.S. Person were or will be exempt from registration under and in compliance with applicable state securities laws.

6.

Prior to completion by it of any sale of Convertible Debentures in the United States or to, or for the account or benefit of, a U.S. Person, each U.S. Purchaser that is an Accredited Investor shall be required to execute a subscription agreement.

7.

Each of its offerees that is in the United States or is, or is acting for the account or benefit of, a U. S. Person shall be provided with a copy of one or both of the U.S. Preliminary Offering Memorandum and the U.S. Final Offering Memorandum. Each U.S. Purchaser of Convertible Debentures will have received, prior to the time of purchase of any Convertible Debentures, a copy of the U.S. Final Offering Memorandum. No other written material will be used in connection with the offer and sale of the Convertible Debentures in the United States.

8.

Immediately prior to transmitting the U.S. Preliminary Offering Memorandum and the U.S. Final Offering Memorandum, the Underwriter and its U.S. Affiliate had reasonable grounds to believe and did believe that each offeree was an Accredited Investor or a Qualified Institutional Buyer, as applicable, and at the time of completion of each sale to a U.S. Purchaser, the Underwriter and its U. S. Affiliate will have reasonable grounds to believe and will believe, that each purchaser is an Accredited Investor or a Qualified Institutional Buyer, as applicable.

9.

At least one business day prior to the Closing Date, and any subsequent Closing Date, the Corporation and its transfer agent will be provided with a list of all U.S. Purchasers of Convertible Debentures.

10.

On the Closing Date, and at any closing time on any subsequent Closing Date, each Underwriter together with its U.S. Affiliate who placed any Convertible Debentures in the United States or to, or for the account or benefit of, U.S. Persons, will provide a certificate, substantially in the form of Appendix I, relating to the manner of the offer and sale of Convertible Debentures in the United States and to, or for the account or benefit of, U.S. Persons, or be deemed to represent and warrant that it and its U.S. Affiliate did not offer or sell any Convertible Debentures in the United States or to, or for the account or benefit of, U.S. Persons.

11.

It will not offer, sell or deliver the Convertible Debentures within the United States or to, or for the account or benefit of, any U.S. Person, (a) as part of its distribution at any time, or (b) otherwise, until the end of the Distribution Compliance Period except, in either case, in accordance with Regulation S under the Securities Act or pursuant to another applicable exemption from the registration requirements of the U.S. Securities Act.

12.

At or prior to confirmation of the sale of the Offered Securities, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Offered Securities from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "1933 Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and closing date, except in either case in accordance with Regulation S under the 1933 Act. Terms used herein have the meanings given to them in Regulation S.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Convertible Debentures by such Underwriter shall be made only in accordance with the provisions of Regulation S or pursuant to an available exemption from the registration requirements of the U.S. Securities Act. Such Underwriter agrees to obtain substantially identical undertakings from each member of any banking and selling group formed in connection with the distribution of the Convertible Debentures contemplated hereby and to comply with the offering restriction requirements of Regulation S.

13.        Neither the Underwriters nor any of their affiliates nor any person acting on their behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with its offers or sales of the Offered Securities in the United States.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.

The Corporation is not, and as a result of the sale of the Convertible Debentures contemplated hereby will not be registered or required to be registered as an “investment company”, as defined in the United States Investment Company Act of 1940, as amended.

2.

Except with respect to offers and sales to Accredited Investors in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Convertible Debentures to a person in the United States or any U.S. Person; or (B) any sale of Convertible Debentures unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States and not a U.S. Person or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person.

3.

During the period in which Convertible Debentures are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts in the United States or has taken or will take any action that it believes would cause the exemptions from registration afforded by Rule 506 of Regulation D and Rule 144A to be unavailable for offers and sales of Convertible Debentures in the United States and to, or for the account or benefit of, U.S. Persons in accordance with this Schedule “G”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sale of Convertible Debentures outside the United States to non-U.S. Persons in accordance with this Underwriting Agreement.

4.

None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Convertible Debentures in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of section 4(2) of the U.S. Securities Act.

5.	The Corporation is a Foreign Private Issuer. There is “Substantial U.S. Market Interest” in the Securities and the Corporation is a Category 2 issuer within the meaning of Regulation S.

6.

The Convertible Debentures are not, and as of the Closing Date, and any closing time on any Over-Allotment Closing Date, will not be, and no securities of the same class as the Convertible Debentures are or will be, (i) listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (ii) quoted in a "U.S. automated inter-dealer quotation system", as such term is used in Rule 144A, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

7.

Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

8.

The Corporation has not sold, offered for sale or solicited any offer to buy, during the period beginning six months prior to the start of the offering of the Convertible Debentures, and will not sell, offer for sale or solicit any offer to buy, during the period ending six months after the completion of the offering of the Convertible Debentures, any of its securities in the United States in a manner that would be integrated with and would cause the exemptions from registration provided by Rule 506 of Regulation D and Rule 144A, or the exclusion from registration provided by Rule 903 of Regulation S, to be unavailable with respect to offers and sales of the Convertible Debentures pursuant to this Schedule “G”.

9.	For so long as any of the Convertible Debentures sold pursuant to Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such Convertible Debentures, or to any prospective purchaser of such Convertible Debentures designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

10.

The Corporation will complete and file with the SEC a notice on Form D within 15 days after the first sale of Convertible Debentures pursuant to Rule 506 of Regulation D, and will make such filings with state securities commissions as may be required.

11.

Neither the Corporation nor any of its affiliates nor any person acting on their behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with its offers or sales of the Offered Securities in the United States.

APPENDIX I

TO SCHEDULE “G”

UNDERWRITERS' CERTIFICATE

                         In connection with the private placement of Convertible Debentures of Great Basin Gold Ltd. (the “Corporation”) to U.S. Purchasers pursuant to the Underwriting Agreement dated November _, 2009, among the Corporation and the Underwriters named therein (the “Underwriting Agreement”), the undersigned do hereby certify on a several basis and in respect of themselves only and only to the extent applicable that:

(i)

the Convertible Debentures have been offered and sold in the United States and to, or for the account or benefit of, U.S. Persons only by [NAME OF U.S. AFFILIATE], which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker or dealer pursuant to section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority, Inc. on the date of each such offer and sale and on the date hereof;

(ii)

all offers and sales of the Convertible Debentures in the United States and to, or for the account or benefit of, U.S. Persons have been made by us in accordance with all applicable United States federal and state securities (including broker- dealer) laws;

(iii)

each offeree of the Convertible Debentures in the United States or that was, or was acting for the account or benefit of a U.S. Person, was provided with a copy of one or both of (i) the U.S. Preliminary Offering Memorandum, and (ii) the U.S. Final Offering Memorandum; and each U.S. Purchaser was provided, prior to the date of sale of the Convertible Debentures, with a copy of the U.S. Final Offering Memorandum, and no other written material was used in connection with the offer and sale of the Convertible Debentures in the United States and to, or for the account or benefit of, U.S. Persons;

(iv)

immediately prior to transmitting the U.S. Final Offering Memorandum including a copy of the Final Prospectus relating to the offering of the Convertible Debentures to such offerees, we had reasonable grounds to believe and did believe that each offeree was an Accredited Investor or Qualified Institutional Buyer, as applicable, and, on the date hereof, we have reasonable grounds to believe and do believe that each U.S. Purchaser is an Accredited Investor or Qualified Institutional Buyer, as applicable; and

(v)

no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of Convertible Debentures in the United States or to, or for the account or benefit of, U.S. Persons; and

(vi)	the offering of Convertible Debentures has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule “G” thereto.

                         Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “G” thereto) unless otherwise defined herein.

                         Dated this ______ day of __________, 2009.

[NAME OF UNDERWRITER]	[NAME OF U.S. AFFILIATE]

By: __________________________________	By: __________________________________
Name:	Name:
Title:	Title: